12028319

Parker Hannifin Corporation
2012 Annual Report
The global leader in motion and control technologies.

Parker

ENGINEERING YOUR SUCCESS.

The breadth and scope of Parker's technological expertise allows us to have a meaningful and positive impact on solving some of the world's greatest engineering challenges. Addressing these challenges not only helps meet our customers' needs but sparks our passion for innovation and secures our future growth.

In this year's annual report, we feature some of those innovations and the engineers who made them possible. Their drive, ambition and relentless pursuit of a solution to their customers' challenges, is matched only by the same qualities exhibited by each of Parker's 60,000 employees who continue to deliver record performance.


Sustainable Business: 101 smart products from the global leader in motion and control technologies.
Parker

View additional examples of Parker innovations that are creating a more sustainable future and making our world a better place to live. *Sustainable Business: 101 smart products from the global leader in motion and control technologies.* is available by scanning this tag or visiting www.parker.com/smartproducts.

The Year In Review

For The Years Ended June 30, (dollars in thousands, except per share data)	2012	2011	2010
Operating Data			
Net sales	$ 13,145,942	$ 12,345,870	$ 9,993,166
Gross profit	3,187,605	2,958,413	2,146,099
Net income attributable to common shareholders	1,151,823	1,049,130	554,065
Net cash provided by operating activities	1,530,385	1,166,933	1,218,822
Net cash (used in) investing activities	(375,768)	(244,938)	(146,173)
Net cash (used in) financing activities	(823,520)	(915,778)	(649,996)
Per Share Data			
Diluted earnings	$ 7.45	$ 6.37	$ 3.40
Dividends	1.54	1.25	1.01
Book value	32.72	34.71	27.09
Ratios			
Return on sales	8.8 %	8.5 %	5.5 %
Return on average assets	10.4	10.1	5.6
Return on average shareholders' equity	22.4	21.5	12.8
Debt to debt-shareholders' equity	26.1	24.7	28.9
Other			
Number of employees	59,331	58,409	54,794


13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
08 09 10 11 12
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
08 09 10 11 12
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
08 09 10 11 12
220
200
180
160
140
120
100
80
60
40
20
08 09 10 11 12

Net Sales
Millions of Dollars

Gross Profit
Millions of Dollars

Net Income Attributable to Common Shareholders
Millions of Dollars

Sales Per Average Number of Employees
Thousands of Dollars

Letter to Shareholders





Parker
ENGINEERING YOUR SUCCESS

The 10th anniversary edition of the Win Strategy Report highlights Parker's progress measured against Win Strategy goals and initiatives since its inception in 2001. The report is available by scanning this tag or visiting www.parker.com/winstrategyreport.

Fiscal 2012 was another record year for Parker and one that marks our operational transformation into a fundamentally stronger company. In this year's annual report, we showcase the engineers behind some of the innovations that help us fulfill our promise to our customers to increase their productivity and profitability. It is their vision and drive that helped bring these solutions to market and that same dedication across all 60,000 Parker employees globally underpins the success we had in fiscal 2012 and is what has sustained us for 94 years.

A Record Year Despite Economic Uncertainty

In fiscal 2012, I am pleased to report that we delivered another year of all-time record performance thanks to our employees' steadfast pursuit of the Win Strategy and its goals.

This past year, we witnessed an imbalance in the global economy as North America delivered a strong year, while the turmoil of the debt crisis in Europe drove that region into a downturn and growth rates in Asia moderated. Fortunately for us, the remarkable end market and geographic balance that we have worked so hard to establish helped us weather the ebbs and flows in demand.

Operating highlights for fiscal 2012 included the following:

- *We reported record sales of $13.1 billion, a 6.5% increase compared with fiscal 2011 with most of that growth organic. This was our ninth record year out of the past 11 years during which time we have delivered a compound annual growth rate of 7.4%.*
- *We were able to drive record total operating segment margin of 15.2%, surpassing the 15% mark for the first time in our history. Our margin performance was buoyed by a strong North America Industrial segment operating margin of 17.8%.*
- *Net income was a record at $1.2 billion, or 8.8% of sales.*
- *Diluted earnings per share were also a record at $7.45, a 17% increase over fiscal 2011.*
- *Importantly, we generated a record $1.5 billion in net cash from operating activities and $1.3 billion in free cash flow (1). Our free cash flow exceeded net income for the 10th year in a row.*
- *Low debt and strong cash flow positioned us to invest for growth and shareholder returns as we raised our dividend per share by 23%. This marked the 56th consecutive year that we have increased the dividend. We have now raised our annual dividend by 122% in the past five years.*
- *We completed acquisitions during fiscal 2012 that added a combined $141 million in annualized sales, and, including transactions we have closed through July 2012, we have added $378 million in annualized sales from acquisitions.*
- *We repurchased approximately six million outstanding shares for total consideration of approximately $455 million, reaffirming our confidence in Parker as an investment.*

As we execute the Win Strategy, our objective is to push Parker to even higher levels of performance.



Parker's Win Strategy
Vision
The #1 Motion & Control Company
Goals
#1 Premier Customer Service
Financial Performance
Profitable Growth
STRATEGIES
Quality Products on Time
Value Added Services
Suppliers: Strategic Procurement
Operations: Lean
Customers: Strategic Pricing
European Initiatives
Acquisitions
Globalization
Innovative Products
Systems Solutions
Strong Distribution
Parker
Empowered Employees

Through the Win Strategy, we have developed a disciplined approach to managing our business that has driven our success.

(1) Free cash flow of $1.3 billion is calculated as net cash provided by operating activities of $1.5 billion minus capital expenditures of $0.2 billion.

Multiple Paths to Growth – Targeting $20 billion in Fiscal 2016

We continue to challenge our operations to drive accelerated sales growth. Our target is to grow sales by 10% to 12% compounded annually over the economic cycle and to achieve 20% market share. Achieving these goals would lead us to $20 billion in annual sales by the end of fiscal 2016.

Long-term market trends favor Parker as we align ourselves with some of the world's most important growth trends, including: the search for more efficient energy sources; the desire to produce and distribute clean water; new discoveries in life sciences; the building of infrastructure and transportation; the safe cultivation, transportation and preservation of food; developments in defense; and the protection of our environment. These important trends are expected to support our long-term market growth rate.

We continue to see opportunities for growth in emerging markets such as Brazil, Russia, India and China, where we anticipate significant growth in each country through fiscal 2016. Some important fundamentals are expected to drive ongoing growth in these developing markets. In the Asia Pacific region, we are pursuing an aggressive five-year growth plan, established in 2009, that would triple sales by the end of fiscal 2014. We remain on track to achieve that target and have invested significant capital dollars to build eight new facilities in various cities in China and India.

With more than 13,000 outlets, our global industrial distribution network has been decades in the making. This important channel has become a competitive advantage that we continue to leverage. In fiscal 2012, we added more than 100 new distribution partners. These are new relationships that we highly value as an important part of how we meet our customers' needs in the maintenance and repair market. We also opened 200 ParkerStores for the year and soon we will celebrate the opening of our 2,000th ParkerStore. Currently opening at a rate of approximately one store each business day, we will continue to build this network in the years ahead, particularly in emerging markets.

Acquisitions continue to play an important role in our growth strategy as we target companies that provide expansion of our product and technology offerings, give us access to new markets, increase aftermarket sales and help us penetrate new end markets to balance our portfolio. The largest transaction that we announced in fiscal 2012 was our agreement to acquire the Olaer Group in the United Kingdom. With approximately $200 million in annual sales, Olaer expands our advanced hydraulic accumulator and cooling technologies geographically and in key target growth markets such as oil and gas, power generation and renewable energy. Our acquisition of Snap-tite Incorporated in the United States positions us to extend our presence in fluid power and process control markets with the addition of approximately $100 million in sales of innovative high-pressure fluid power components. Smaller acquisitions in India, within our filtration group and the acquisition of our joint venture partner in Japan will help us achieve our goal of 5% annual sales growth from acquisitions.

We expect a critical component of our growth to come from new product innovation. Through a structured product development process we call Winovation, we measure only the incremental sales contribution of products that meet our strict definition of "new to the world" or "new to the market". Our target is to drive organic sales growth of 4% annually from new products and systems. Our current pace is 3.1% and we have more than 1,300 active projects in this pipeline with a projected six year cumulative value estimated at more than $16 billion in sales. Increased levels of new product development and innovation were made possible by our ongoing record earnings.

Our greatest opportunity to innovate and create value is when we can combine technologies to develop systems for our customers. From precision cooling systems that support grid energy storage to our hybrid drive system that reduces fuel consumption in the heavy truck market, to our stick-to-surface flight controls in aircraft, these systems solve customers' problems and add considerable value to Parker's portfolio. We continue to focus on systems innovation as a growth opportunity.

A Position of Strength

We entered fiscal 2013 from a position of considerable strength. Our performance through the depths of recession over the past several years, culminating in record performance in fiscal 2012, gives me great confidence that this company, now more than ever, can weather the economic cycles and deliver strong operational performance. As we move into the next phase of our evolution, we will continue along a path that combines strong operational performance and accelerated sales growth. We have transformed Parker into the premier diversified industrial company that it is today – a company that is one of the best performers of its peer companies.

I would like to take this opportunity to thank our employees for their continued commitment and for delivering yet another record year of performance and you, my fellow shareholders, for your confidence in Parker. We are focused on the journey ahead and optimistic about our future.

Sincerely,

Don Washkewicz

Don Washkewicz, Chairman, Chief Executive Officer and President
August 2012



By combining process control technology and gas chromatography, Parker has developed a near-instant process to analyze water samples for harmful contaminants, contributing to improved safety of our public water supply.

Fresh water is chlorinated to destroy bacteria. This disinfection process can produce byproducts that could be harmful to human health, even at very low concentrations. The current process to measure for these contaminants is to submit a water sample to a laboratory for analysis, which can take up to two weeks. There is a risk that contaminated water is in the public water supply well before the results of the laboratory analysis are received.

Parker's water analyzer can accurately measure these byproducts, called trihalomethanes (THMs), at concentration levels of parts per billion in less than 30 minutes. This not only improves the process of ensuring a safe supply of drinking water but substantially reduces the individual sample costs, and lowers annual operating and upgrade costs. Fast, onsite test results enable operators to test more frequently to maintain water quality in real time.

Not only does the analyzer produce fast results, it has been designed as an easy-to-use system. The water plant operator simply puts the water sample into the analyzer and presses a button. A proprietary software program runs the analysis automatically from any laptop computer that is connected to the analyzer. The Parker THM Analyzer represents a significant step forward in contributing to improved safety of our public water supply.



Kazi Z. A. Hassan, Ph.D.
Senior Project Engineer

Trihalomethane (THM) Analyzer

"Our expertise in analytical systems, coupled with Parker's Winovation product development process, helped to identify our customer's needs to drive the system's design and functionality. Contributing to the process of ensuring safe public drinking water is just one way Parker is solving the world's greatest engineering challenges."

By leveraging a strong pedigree in aerospace technologies, engineering expertise and systems integration, Parker is establishing a leadership position in new flight control systems that help manufacturers meet growing global demand for advanced aircraft.

David McLaughlin
Chief Engineer of Systems

Glenn Zwicker
Chief Engineer of Actuation



Global transportation needs, combined with airline carriers' desire to make their fleet more fuel efficient, are expected to drive significant orders for new aircraft over the next two decades. Parker's stick-to-surface, fly-by-wire flight control systems play a critical role in allowing many of these new advanced aircraft to take flight. Parker is leading unprecedented systems development, including the design of hardware and software for complete systems for a wide variety of aircraft, ranging from large transport category jets, to regional and business jets.

By combining electrohydraulic, electrohydrostatic and electromechanical actuation, remote electronic controllers, flight control computers and cockpit controls into a modular and scalable architecture; Parker is able to offer customers a single point of supply for a fully integrated system on their next generation aircraft. Importantly, because the system is scalable and reuses existing design considerations, it can support multiple aircraft sizes while minimizing costs and reducing configuration risk.

Parker is uniquely positioned to provide integration, validation/verification expertise and global certification experience. Parker engineers partner closely with customers to ensure reliability and efficiency, and to adjust to ongoing and changing design considerations. These capabilities make Parker unique in its ability to meet customers' exacting standards.



Stick-to-Surface, Fly-by-Wire Flight Control System



"No other supplier is capable of developing complete systems like these. Considering our experience designing modular flight control subsystems, the possibilities as an integrator for aircraft manufacturers worldwide are limitless."

Maintaining stability of our power grid has become a key challenge in an ever more demanding environment. Parker's two-phase evaporative cooling system efficiently manages the heat loads in power transmission and distribution electronics allowing for increased reliability and power density.

Developed to meet the demand for high power systems, Parker's evaporative cooling technology is used in traditional power generation plants, wind farms, solar fields, data centers and even hybrid/electric vehicles. As power densities increase, conventional cooling of these electronics using water or air cannot keep up with the heat generated. Parker's two-phase evaporative cooling technology is overcoming these challenges using a non-corrosive, non-conductive fluid which vaporizes and cools hot surfaces on contact.

The use of this technology has dramatically increased power density for high power electronics allowing the systems to operate more efficiently with a greater safety margin during peak demand periods. The technology also allows for smaller packaging of these systems promoting a modular approach to design and installation.





Tim Louvar
Project Engineer, Precision Cooling

Two-Phase Evaporative Cooling

"Removing heat from high power applications has been a growing issue for years. Parker's rigorous Winovation commercialization process helped the Precision Cooling Systems business unit combine its expertise in climate control technology with the development of a new technology to move from concept to realization in the marketplace."

Cataracts are one of the leading causes of blindness in the world. Parker's expertise in materials science is contributing to eyesight restoration by providing long-term sterility and leak-free protection of the lens vial used in cataract surgery.



Dan Ewing
Senior Chemical Engineer

Advanced Materials Science for Implantable Lens Vial

"One of the key Parker differentiators was our commitment to product engineering. Parker has a team of applications engineers that help our customers design materials for their products that allow maximum performance."

Increased demand for cataract surgery has highlighted the need for advancements in the storage of implantable lenses. These lenses are kept in vials that require long-term sterility and leak-free protection. Parker's materials science technology ensures patient safety, as this newly developed seal material reduces extractables by 90% compared to traditional materials.

The biggest design challenge was meeting the "feel" expectations of the surgeons who open the vials in operating suites. To solve this challenge, Parker converted the physicians' haptic feedback into engineering terms that could be measured and modeled. Parker maintains a FDA-approved manufacturing process that is focused on a critical review of every processing step and every item that may come into contact with the seals. Critical expertise for meeting this challenge: non-linear finite element analysis, which predicts the friction and torque necessary to open the vials; and Parker's ability to develop high-performance elastomeric materials.

Parker's expertise in materials science has opened up new opportunities for the development of custom solutions in applications that are extremely sensitive to chemical contamination such as: analytical instrumentation, pharmaceutical purification and packaging, and semiconductor wafer and photovoltaic solar cell manufacturing.



Financial Success

Parker's Win Strategy has driven the company's financial performance to a higher level. As our employees continue to execute the Win Strategy, we will continue to operate from a position of financial strength, enabling us to invest in new opportunities to grow our business and continue to provide strong returns to our shareholders.

Total Shareholder Return

Annual Equivalent



25%
20%
15%
10%
5%
0%
3 Year
5 Year
10 Year
S&P 500
S&P 500 Industrials
Parker

The total return calculation reflects share price appreciation and dividend payments and assumes reinvestment of dividends. The return provided is an annual equivalent percentage return reflecting the effect of compounding as of June 30, 2012.

Our Return on Net Assets Goal



% of Return on Sales
12
11
08
RONA GOAL
10
09
Net Assets/Sales

Return on Net Assets (RONA) is a common metric used throughout the company, providing a standard for how efficiently and productively each operating unit employs the average dollar invested in assets. To reach Parker's internally established benchmark, the RONA Goal line, operations must successfully balance investments in assets with profitable sales growth. Since the launch of the Win Strategy, Parker has steadily moved toward the goal, reaching the line in 2005 and eclipsing it in 2006, 2007, 2008, 2011 and 2012. In 2009 and 2010, the impact of the global economic recession pushed this performance measure below the line.

Parker Return on Invested Capital versus Peers*



Peers
Parker
Parker 24.2%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
Return on Invested Capital (ROIC) %

* Return on Invested Capital = [Net Income Attributable to Common Shareholders + Intrest Expense + Income Taxes] / [Average Total Debt + Average Shareholders' Equity]. Parker's ROIC peers include (identified by stock symbol) CAT, CBE, CMI, DE, DHR, DOV, EMR, ETN, FLS, GR, HON, IR, ITW, JCI, PLL, ROK, SPW, and TXT. Peer data is trailing twelve months as of June 30, 2012.

Financial Review



15%
12%
9%
6%
3%
08 09 10 11 12

Five-Year Compound Sales Growth
– Goal: 10%



10%
8%
6%
4%
2%
08 09 10 11 12

Return on Sales
– Goal: 6.5%



$1.00
$0.80
$0.60
$0.40
$0.20
08 09 10 11 12

Average Assets/Sales
– Goal: $0.80



25%
20%
15%
10%
5%
08 09 10 11 12

Return on Invested Capital
– Goal: 15%

Management's Discussion and Analysis

Overview

The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets.

The Company's order rates provide a near-term perspective of the Company's outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a correlation to the Company's future order rates are as follows:

- Purchasing Managers Index (PMI) on manufacturing activity specific to regions around the world with respect to most mobile and industrial markets;
- Global aircraft miles flown and global revenue passenger miles for commercial aerospace markets and Department of Defense spending for military aerospace markets; and
- Housing starts with respect to the North American residential air conditioning market and certain mobile construction markets.

A PMI above 50 indicates that the manufacturing activity specific to a region of the world in the mobile and industrial markets is expanding. A PMI below 50 indicates the opposite. The PMI at the end of fiscal 2012 for the United States, the Eurozone countries and China was 49.7, 45.1 and 48.2, respectively. The PMI for the United States, the Eurozone countries and China all sequentially decreased during fiscal 2012.

Global aircraft miles flown increased three percent from the comparable 2011 level and global revenue passenger miles increased four percent from the comparable 2011 level. The Company anticipates that U.S. Department of Defense spending with regards to appropriations, and operations and maintenance for the U.S. Government's fiscal year 2012 will be up slightly from the comparable fiscal 2011 level.

Housing starts in June 2012 were approximately 24 percent higher than housing starts in June 2011 and were approximately 16 percent higher than housing starts in March 2012.

The Company has remained focused on maintaining its financial strength by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital. The Company has been able to borrow needed funds at affordable interest rates and had a debt to debt-shareholders' equity ratio of 26.1 percent at June 30, 2012 compared to 24.3 percent at March 31, 2012 and 24.7 percent at June 30, 2011.

The Company believes many opportunities for growth are available. The Company intends to focus primarily on business opportunities in the areas of energy, water, agriculture, environment, defense, life sciences, infrastructure and transportation.

The Company believes it can meet its strategic objectives by:

- Serving the customer;
- Empowering its employees to become successful in its lean enterprise and fostering an entrepreneurial culture;
- Successfully executing its Win Strategy initiatives relating to premier customer service, financial performance and profitable growth;
- Engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;
- Delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;
- Maintaining its decentralized division and sales company structure;
- Acquiring strategic businesses;
- Organizing around targeted regions, technologies and markets; and
- Advancing business practices to achieve corporate sustainability goals.

During fiscal 2012, the Company completed four acquisitions and purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company's strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company. Future business divestitures could have a negative effect on the Company's results of operations.

The discussion below is structured to separately discuss each of the financial statements presented on pages 20 to 23. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(dollars in millions)	2012	2011	2010
Net sales	$13,146	$12,346	$ 9,993
Gross profit margin	24.2%	24.0%	21.5%
Selling, general and administrative expenses	$ 1,519	$ 1,468	$ 1,277
Selling, general and administrative expenses, as a percent of sales	11.6%	11.9%	12.8%
Interest expense	$ 93	$ 100	$ 104
Other expense (income), net	1	(15)	—
(Gain) loss on disposal of assets	(2)	(8)	10
Effective tax rate	26.7%	25.2%	26.3%
Net income attributable to common shareholders	$ 1,152	$ 1,049	$ 554

NET SALES in 2012 were 6.5 percent higher than 2011. The increase in sales in 2012 primarily reflects higher volume in the Industrial and Aerospace Segments. Acquisitions made in the last 12 months contributed approximately $72 million in sales in 2012. The effect of currency rate changes decreased net sales in 2012 by approximately $102 million.

Net sales in 2011 were 23.5 percent higher than 2010. The increase in sales in 2011 primarily reflects higher volume in all segments with the largest increase occurring in the Industrial Segment. Acquisitions contributed approximately $54 million in sales in 2011. The effect of currency rate changes increased net sales in 2011 by approximately $205 million.

GROSS PROFIT MARGIN increased in 2012 primarily due to the higher sales volume in the Industrial North American businesses and the Aerospace Segment. Gross profit margin was higher in 2011 primarily due to a combination of higher sales volume, resulting in manufacturing efficiencies, as well as lower business realignment expenses recorded in 2011 as compared to 2010. Included in gross profit in 2012, 2011 and 2010 were business realignment charges of $12.7 million, $15.3 million and $43.0 million, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased 3.5 percent in 2012 and increased 14.9 percent in 2011. The increase in 2012 was primarily due to the higher sales volume as well as higher expenses associated with the Company's incentive and deferred compensation programs. The increase in 2011 was primarily due to the higher sales volume as well as higher incentive compensation as compared to 2010.

INTEREST EXPENSE in 2012 decreased primarily due to lower average debt outstanding as well as lower weighted-average interest rates on commercial paper borrowings. Interest expense in 2011 decreased primarily due to lower average debt outstanding as well as the debt portfolio in 2011 having a lower average interest rate than the debt portfolio in 2010.

OTHER EXPENSE (INCOME), NET in 2011 included $10.9 million of income related to insurance recoveries.

(GAIN) LOSS ON DISPOSAL OF ASSETS in 2012 includes $3.7 million of gains from asset sales. (Gain) loss on disposal of assets in 2011 included income of $3.8 million related to insurance recoveries for expenses incurred related to a previously divested business, $3.8 million of expense related to asset writedowns and $7.5 million of gains from asset sales. (Gain) loss on disposal of assets in 2010 included a loss of $4.8 million resulting from the divestiture of a business.

EFFECTIVE TAX RATE in 2012 was higher primarily due to higher taxable income in jurisdictions with higher tax rates. Effective tax rate in 2011 was lower primarily due to favorable foreign tax rate differences as well as higher research and development tax credits.

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company's reportable business segments.

INDUSTRIAL SEGMENT

(dollars in millions)	2012	2011	2010
Sales			
North America	**$5,041**	$4,517	$3,624
International	**5,034**	4,917	3,811
Operating income			
North America	**895**	746	487
International	**733**	754	394
Operating income as a percent of sales			
North America	**17.8%**	16.5%	13.4%
International	**14.6%**	15.3%	10.3%
Backlog	**$1,814**	$1,907	$1,505
Assets	**7,991**	8,414	7,310
Return on average assets	**19.8%**	19.1%	11.9%

Sales in 2012 for the Industrial North American operations increased 11.6 percent compared to an increase of 24.6 percent from 2010 to 2011. The increase in sales in 2012 and 2011 reflects higher demand from distributors and higher end-user demand in a number of markets, particularly in the heavy-duty truck, construction equipment, farm and agriculture equipment, and machine tools markets. Sales in 2012 also benefited from higher end-user demand in the oil and gas market and sales in 2011 also benefited from higher end-user demand in the mining market. Acquisitions completed within the last 12 months contributed approximately $45 million in net sales in 2012.

Sales in the Industrial International operations increased 2.4 percent in 2012 following an increase of 29.0 percent from 2010 to 2011. The increase in sales in 2012 is primarily due to higher volume experienced in most markets in Europe. Acquisitions completed within the last 12 months contributed approximately $26 million in net sales in 2012. The effect of currency rate fluctuations reduced 2012 net sales in Europe and Latin America by approximately $87 million and $24 million, respectively, and increased 2012 net sales in the Asia Pacific region by approximately $32 million. The sales increase in 2011 is primarily attributable to higher volume across most markets in all regions with the largest increase in volume experienced in Europe and Asia Pacific.

Margins in 2012 in the Industrial North American operations were higher than the prior year primarily due to the higher sales volume, resulting in manufacturing efficiencies. Industrial International margins in 2012 were lower than the prior year primarily due to operating inefficiencies resulting from the decline in the rate of sales growth between 2011 and 2012, especially in Europe and the Asia Pacific region, as well as an unfavorable product mix. Margins in the Industrial North American and Industrial International businesses were higher in 2011 primarily due to the higher sales volume resulting in manufacturing efficiencies, and a lower fixed cost structure resulting from past business realignment actions, including the incurrence of severance costs related to plant closures and general reductions in the work force.

Included in Industrial North American operating income in 2012, 2011 and 2010 are business realignment charges of $3.4 million, $4.2 million and $11.6 million, respectively. Included in Industrial International operating income in 2012, 2011 and 2010 are business realignment charges of $9.7 million, $11.3 million and $32.4 million, respectively. The business realignment charges consist primarily of severance costs resulting from plant closures as well as general reductions in the work force. The Company does not anticipate that cost savings realized from the work force reductions taken in the Industrial Segment during 2012 will have a material impact on future operating margins. The Company expects to continue to take actions necessary to structure appropriately the operations of the Industrial Segment. Such actions may include the necessity to record business realignment charges in 2013.

The Company anticipates Industrial North American sales for 2013 will increase between 5.1 percent and 9.1 percent from the 2012 level and Industrial International sales for 2013 will range from a decrease of 2.0 percent to an increase of 2.0 percent from the 2012 level. Industrial North American operating margins in 2013 are expected to range from 17.5 percent to 18.1 percent and Industrial International margins are expected to range from 14.1 percent to 14.7 percent.

The decline in total Industrial Segment backlog in 2012 is primarily due to lower order rates in the Industrial International businesses, especially in Europe and the Asia Pacific region, more than offsetting higher order rates in the Industrial North American businesses. The increase in total Industrial Segment backlog in 2011 is primarily due to higher order rates in most markets in both the Industrial North American and Industrial International businesses with almost three-fourths of the increase occurring in the Industrial International businesses.

The decrease in assets in 2012 was primarily due to the effect of currency fluctuations as well as decreases in cash and cash equivalents, inventory, intangible assets, net and deferred taxes partially offset by an increase in accounts receivable, net. The increase in assets in 2011 was primarily due to the effect of currency fluctuations as well as increases in accounts receivable, net, inventory and cash and cash equivalents, partially offset by decreases in plant and equipment, net and intangible assets, net.

AEROSPACE SEGMENT

(dollars in millions)	2012	2011	2010
Sales	**$2,103**	$1,922	$1,744
Operating income	**290**	247	208
Operating income as a percent of sales	**13.8%**	12.9%	11.9%
Backlog	**$1,862**	$1,702	$1,474
Assets	**1,033**	995	911
Return on average assets	**28.6%**	25.9%	22.8%

Sales in 2012 increased 9.4 percent compared to an increase of 10.2 percent from 2010 to 2011. The increase in net sales in 2012 is primarily due to higher volume in both the commercial and military original equipment manufacturer (OEM) and aftermarket businesses. The increase in net sales in 2011 is primarily due to higher volume in both the commercial OEM and aftermarket businesses partially offset by lower volume in the military OEM business.

The higher margins in 2012 and 2011 were primarily due to the higher sales volume particularly in the higher margin commercial aftermarket business, partially offset by higher engineering development costs. In 2011, margins were favorably impacted by the effect of retroactive billings and contract reserve adjustments resulting from the finalization of contract price negotiations related to certain programs.

The increase in backlog in 2012 is primarily due to higher order rates in the military OEM businesses. The increase in backlog in 2011 is primarily due to higher order rates in both the commercial OEM and aftermarket businesses as well as the military OEM business.

For 2013, sales are expected to increase between 4.4 percent and 7.4 percent from the 2012 level and operating margins are expected to range from 13.8 percent to 14.1 percent. A higher concentration of commercial OEM volume in future product mix and higher than expected new product development costs could result in lower margins.

The increase in assets in 2012 was primarily due to increases in accounts receivable, net, inventory and intangible assets, net. The increase in assets in 2011 was primarily due to an increase in accounts receivable, net and inventory.

CLIMATE & INDUSTRIAL CONTROLS SEGMENT

(dollars in millions)	2012	2011	2010
Sales	**$968**	$990	$814
Operating income	**84**	76	53
Operating income as a percent of sales	**8.7%**	7.7%	6.6%
Backlog	**$160**	$171	$162
Assets	**705**	725	693
Return on average assets	**11.8%**	10.7%	7.7%

Sales in 2012 decreased 2.3 percent compared to an increase of 21.7 percent from 2010 to 2011. The decrease in sales in 2012 is primarily due to lower end-user demand in the commercial refrigeration and residential air conditioning markets, partially offset by an increase in volume in the automotive and heavy-duty truck markets. The increase in sales in 2011 is primarily due to higher end-user demand in the heavy-duty truck, automotive and commercial refrigeration markets. Margins in 2012 were higher primarily due to the impact of spending control efforts and lower material costs more than offsetting the impact of the lower sales volume and an unfavorable product mix. Margins in 2011 were higher primarily due to the higher sales volume, favorable product mix and benefits from past business realignment actions, including plant closures, but were adversely affected by higher material costs as well as operating inefficiencies, which primarily included overtime and premium freight.

Included in operating income are business realignment charges in 2012 and 2010 of $1.3 million and $3.9 million, respectively. The Company expects to continue to take actions necessary to structure appropriately the operations of the Climate & Industrial Controls Segment. Such actions may include the necessity to record business realignment charges in 2013.

The Company anticipates sales in 2013 will increase between 2.1 percent and 6.2 percent from the 2012 level and operating margins are expected to range from 10.0 percent to 10.6 percent.

The decrease in assets in 2012 was primarily due to the effect of currency fluctuations as well as decreases in inventory, plant and equipment, net, and intangible assets, net. The increase in assets in 2011 was primarily due to the effect of currency fluctuations.

CORPORATE assets increased 91.3 percent in 2012 compared to a decrease of 24.5 percent from 2010 to 2011. The change in Corporate assets in 2012 and 2011 was primarily due to the effect of currency fluctuations as well as fluctuations in the amount of cash and cash equivalents and deferred taxes.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This discussion provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(dollars in millions)	2012	2011
Accounts receivable, net	**$1,992**	$1,978
Inventories	**1,401**	1,412
Investments and other assets	**931**	598
Accounts payable, trade	**1,195**	1,174
Long-term debt	**1,504**	1,691
Pensions and postretirement benefits	**1,910**	863
Shareholders' equity	**4,897**	5,384
Working capital	**$2,012**	$1,914
Current ratio	**1.8**	1.8

ACCOUNTS RECEIVABLE, NET are primarily receivables due from customers for sales of product ($1,782 million at June 30, 2012 and $1,770 million at June 30, 2011). Days sales outstanding relating to trade receivables for the Company was 48 days in 2012 and 2011. The Company believes that its receivables are collectible and appropriate allowances for doubtful accounts have been recorded.

INVENTORIES decreased slightly primarily due to a reduction in inventory levels in the Industrial International businesses more than offsetting increases in inventory levels in the Industrial North American businesses and the Aerospace Segment. The effect of currency fluctuations reduced inventories in 2012 by approximately $69 million. Days' supply of inventory on hand was 55 days in 2012 and 2011.

INVESTMENTS AND OTHER ASSETS increased primarily due to an increase in non-current deferred taxes related to pensions and postretirement benefits.

ACCOUNTS PAYABLE, TRADE increased primarily due to the timing of purchases and payments. Days payable outstanding increased to 42 days in 2012 from 41 days in 2011.

LONG-TERM DEBT decreased primarily due to the classification of $225 million Senior Notes due in 2013 as a current liability.

PENSIONS AND POSTRETIREMENT BENEFITS increased primarily due to an increase in the under funded status of the Company's defined benefit pension plans. The change in this amount is further explained in Note 10 to the Consolidated Financial Statements.

SHAREHOLDERS' EQUITY activity during 2012 included a decrease of $455 million related to share repurchases, a decrease of $598 million related to pensions and postretirement benefits, a decrease of $74 million related to the acquisition of the remaining ownership interest in two majority-owned subsidiaries, and a decrease of $367 million related to foreign currency translation adjustments.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

(dollars in millions)	2012	2011	2010
Cash provided by (used in):			
Operating activities	**$1,530**	$1,167	$1,219
Investing activities	**(376)**	(245)	(146)
Financing activities	**(823)**	(916)	(650)
Effect of exchange rates	**(150)**	76	(35)
Net increase in cash and cash equivalents	**$ 181**	$ 82	$ 388

CASH FLOWS FROM OPERATING ACTIVITIES increased from 2011 primarily due to an increase in net income as well as the absence of voluntary contributions made to the Company's qualified defined benefit plans in 2012. The Company made $400 million in voluntary contributions to the Company's domestic qualified defined benefit plans in 2011.

CASH FLOWS USED IN INVESTING ACTIVITIES increased from 2011 primarily due to an increase in acquisition activity. Refer to Note 2 of the Consolidated Financial Statements for a summary of net assets of acquired companies. Capital expenditures, as a percent of sales, was 1.7 percent in 2012 and 2011.

CASH FLOWS USED IN FINANCING ACTIVITIES in 2012 included the repurchase of approximately 6.4 million common shares for $455 million as compared to the repurchase of 8.0 million common shares for $693 million in 2011. During 2012, the Company purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Cash flow activities in 2012 included a borrowing and a repayment, each for Japanese Yen (JPY) 6 billion (approximately $73 million), under the terms of separate credit facilities. Cash flow activities in 2011 included the issuance of $300 million aggregate principal amount of medium-term notes and a payment of approximately $257 million related to Euro bonds, which matured in November 2010.

Dividends have been paid for 248 consecutive quarters, including a yearly increase in dividends for the last 56 fiscal years. The current annual dividend rate is $1.64.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-shareholders' equity of no more than 37 percent.

Debt to Debt-Shareholders' Equity Ratio

(dollars in millions)	2012	2011
Debt	**$1,730**	$1,766
Debt & Shareholders' Equity	**6,626**	7,150
Ratio	**26.1%**	24.7%

As of June 30, 2012, the Company had a line of credit totaling $1,500 million through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2012. The credit agreement expires in March 2016; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch Ratings. These ratings are considered investment grade. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company is currently authorized to sell up to $1,350 million of short-term commercial paper notes. No commercial paper notes were outstanding as of June 30, 2012 and the largest amount of commercial paper notes outstanding during the last quarter of 2012 was $815 million.

During 2012, the Company entered into a five-year JPY 6 billion credit facility. Based on the Company's rating level at June 30, 2012, the credit facility bears interest of JPY LIBOR (reset semi-annually) plus 55 basis points. Interest is paid semi-annually and any principal borrowings are due to be repaid in March 2017. The Company borrowed the full JPY 6 billion during 2012, equivalent to $73 million at the time of borrowing, and used the funds to repay the balance due on the Company's previous JPY credit facility.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. At the Company's present rating level, the most restrictive financial covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. However, the Company currently does not have secured debt in its debt portfolio. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

The Company's principal sources of liquidity are its cash flows provided from operating activities and borrowings, either from or directly supported by its line of credit. The Company's ability to borrow has not been affected by a lack of general credit availability and the Company does not foresee any impediments to borrow funds at favorable interest rates in the near future. The Company expects that its ability to generate cash from its operations and ability to borrow directly from its line of credit or sources directly supported by its line of credit should be sufficient to support working capital needs, planned growth, repayment of maturing debt, benefit plan funding, dividend payments and share repurchases in the near term.

CONTRACTUAL OBLIGATIONS – The total amount of gross unrecognized tax benefits, including interest, for uncertain tax positions was $113.4 million at June 30, 2012. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, these obligations are not included in the following summary of the Company's fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

(dollars in thousands)		Payments due by period			
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,729,535	$225,589	$ 552	$328,394	$1,175,000
Interest on long-term debt	866,635	80,604	146,510	129,743	509,778
Operating leases (Note 9)	268,710	82,652	90,893	37,895	57,270
Retirement benefits (Note 10)	331,897	285,587	10,308	10,564	25,438
Total	$3,196,777	$674,432	$248,263	$506,596	$1,767,486

Quantitative and Qualitative Disclosures About Market Risk

The Company manages foreign currency transaction and translation risk by utilizing derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign denominated debt designated as net investment hedges. The derivative financial instrument contracts are with major investment grade financial institutions and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Note 15 to the Consolidated Financial Statements. Gains or losses on derivatives that are not hedges are adjusted to fair value through the Consolidated Statement of Income. Gains or losses on derivatives that are hedges are adjusted to fair value through accumulated other comprehensive income (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings. The translation of the foreign denominated debt that has been designated as a net investment hedge is recorded in accumulated other comprehensive income (loss) and remains there until the underlying net investment is sold or substantially liquidated.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $6.2 million.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

REVENUE RECOGNITION – Substantially all of the Industrial Segment and Climate & Industrial Controls Segment revenues are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed and determinable and collectibility is reasonably assured, which is generally at the time the product is shipped. The Aerospace Segment recognizes revenues primarily using the percentage of completion method and the extent of progress toward completion is primarily measured using the units-of-delivery method. The Company estimates costs to complete long-term contracts for purposes of evaluating and establishing contract reserves. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contractual agreements as well as the technical nature of the products involved. Adjustments to cost estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using primarily a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit's fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin levels as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks, and has consistently used a terminal growth factor of 2.5 percent. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analysis to the Company's overall market capitalization.

The results of the Company's fiscal 2012 annual goodwill impairment test performed as of December 31, 2011 indicated that no goodwill impairment existed and all reporting units had an estimated fair value that the Company determined, from a quantitative and qualitative perspective, was significantly in excess of its carrying value.

The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. The Company is unaware of any current market trends that are contrary to the assumptions made in the estimation of the fair value of any of its reporting units.

If actual experience is not consistent with the assumptions made in the estimation of the fair value of the reporting units, especially assumptions regarding penetration into new markets and the recovery of the current economic environment, it is possible that the estimated fair value of certain reporting units could fall below their carrying value resulting in the necessity to conduct additional goodwill impairment tests.

Long-lived assets held for use, which primarily includes finite-lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2012, there were no events or circumstances that indicated that the carrying value of the Company's long-lived assets held for use were not recoverable.

INVENTORIES – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of domestic inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company's results of operations, financial position or cash flows.

PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS – The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term rate of return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends.

Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a 25 basis point change in the assumed long-term rate of return on plan assets is estimated to have a $5 million effect on pension expense and a 25 basis point decrease in the discount rate is estimated to increase pension expense by $11 million. As of June 30, 2012, $1,622 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plans are subject to amortization in the future. These losses will generally be amortized over approximately 9 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

STOCK-BASED COMPENSATION – The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options and stock appreciation rights. The Black-Scholes model requires assumptions regarding the volatility of the Company's stock, the expected life of the stock award and the Company's dividend ratio. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. Further information on stock-based compensation is provided in Note 12 to the Consolidated Financial Statements.

INCOME TAXES – Significant judgment is required in determining the Company's income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in determining the probability of realizing deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. Further information on income taxes is provided in Note 4 to the Consolidated Financial Statements.

OTHER LOSS RESERVES – The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance requiring an entity to present net income and other comprehensive income (OCI) in either a single continuous statement or in separate consecutive statements. The guidance does not change the items reported in OCI or when an item of OCI must be reclassified to net income. The guidance, which must be presented retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In September 2011, the FASB issued new accounting guidance related to testing goodwill for impairment. The new guidance allows an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether the entity should calculate the fair value of a reporting unit. It also expands the events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 31, 2011. The Company has not determined the effect, if any, that this new guidance will have on its goodwill impairment tests.

Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

For the years ended June 30,	2012	2011	2010
Net Sales	**$13,145,942**	$12,345,870	$9,993,166
Cost of sales	**9,958,337**	9,387,457	7,847,067
Gross profit	**3,187,605**	2,958,413	2,146,099
Selling, general and administrative expenses	**1,519,316**	1,467,773	1,277,080
Interest expense	**92,790**	99,704	103,599
Other expense (income), net	**1,295**	(15,075)	311
(Gain) loss on disposal of assets	**(2,494)**	(7,710)	10,292
Income before income taxes	**1,576,698**	1,413,721	754,817
Income taxes (Note 4)	**421,206**	356,571	198,452
Net Income	**1,155,492**	1,057,150	556,365
Less: Noncontrolling interest in subsidiaries' earnings	**3,669**	8,020	2,300
Net Income Attributable to Common Shareholders	**$ 1,151,823**	$ 1,049,130	$ 554,065
Earnings per Share Attributable to Common Shareholders (Note 5)			
Basic earnings per share	**$ 7.62**	$ 6.51	$ 3.44
Diluted earnings per share	**$ 7.45**	$ 6.37	$ 3.40

The accompanying notes are an integral part of the financial statements.

BUSINESS SEGMENT INFORMATION

(DOLLARS IN THOUSANDS)

By Industry

	2012	2011	2010
Net Sales:			
Industrial:			
North America	**$ 5,041,106**	$ 4,516,510	$3,623,460
International	**5,034,249**	4,917,007	3,811,464
Aerospace	**2,102,747**	1,921,984	1,744,283
Climate & Industrial Controls	**967,840**	990,369	813,959
	$13,145,942	$12,345,870	$9,993,166
Segment Operating Income:			
Industrial:			
North America	**$ 895,010**	$ 745,544	$ 487,137
International	**733,123**	754,222	394,089
Aerospace	**290,135**	247,126	208,002
Climate & Industrial Controls	**84,274**	76,134	53,452
Total segment operating income	**2,002,542**	1,823,026	1,142,680
Corporate administration	**193,367**	163,868	153,965
Income before interest expense and other	**1,809,175**	1,659,158	988,715
Interest expense	**92,790**	99,704	103,599
Other expense	**139,687**	145,733	130,299
Income before income taxes	**$ 1,576,698**	$ 1,413,721	$ 754,817
Assets:			
Industrial	**$ 7,991,498**	$ 8,413,552	$7,309,735
Aerospace	**1,033,449**	995,026	910,740
Climate & Industrial Controls	**704,596**	724,966	692,532
Corporate (a)	**1,440,739**	753,261	997,375
	$11,170,282	$10,886,805	$9,910,382
Property Additions (b):			
Industrial	**$ 211,778**	$ 147,929	$ 95,838
Aerospace	**19,651**	18,012	21,619
Climate & Industrial Controls	**8,094**	8,234	6,040
Corporate	**8,223**	38,495	6,133
	$ 247,746	$ 212,670	$ 129,630

	2012	2011	2010
Depreciation:			
Industrial	**$ 171,131**	$ 186,057	$ 200,617
Aerospace	**19,395**	20,035	20,501
Climate & Industrial Controls	**11,722**	12,895	14,117
Corporate	**8,260**	10,251	10,060
	$ 210,508	$ 229,238	$ 245,295

By Geographic Area (c)

	2012	2011	2010
Net Sales:			
North America	**$ 7,830,517**	$ 7,151,390	$5,913,770
International	**5,315,425**	5,194,480	4,079,396
	$13,145,942	$12,345,870	$9,993,166
Long-Lived Assets:			
North America	**$ 867,159**	$ 864,287	$ 856,782
International	**852,809**	932,892	841,099
	$ 1,719,968	$ 1,797,179	$1,697,881

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities and the major portion of the Company's domestic data processing equipment.

(b) Includes the value of net plant and equipment at the date of acquisition of acquired companies (2012 – $28,929; 2011 – $5,376; 2010 – $408)

(c) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS)

June 30,	2012	2011
Assets		
Current Assets		
Cash and cash equivalents	**$ 838,317**	$ 657,466
Accounts receivable, net (Note 1)	**1,992,284**	1,977,856
Inventories (Notes 1 and 6):		
Finished products	**576,291**	584,683
Work in process	**692,042**	670,588
Raw materials	**132,399**	156,882
	1,400,732	1,412,153
Prepaid expenses	**137,429**	111,934
Deferred income taxes (Notes 1 and 4)	**129,352**	145,847
Total Current Assets	**4,498,114**	4,305,256
Plant and equipment (Note 1):		
Land and land improvements	**300,852**	308,052
Buildings and building equipment	**1,401,234**	1,460,333
Machinery and equipment	**3,051,684**	3,112,810
Construction in progress	**95,459**	63,540
	4,849,229	4,944,735
Less accumulated depreciation	**3,129,261**	3,147,556
	1,719,968	1,797,179
Investments and other assets (Note 1)	**931,126**	597,532
Intangible assets, net (Notes 1 and 7)	**1,095,218**	1,177,722
Goodwill (Notes 1 and 7)	**2,925,856**	3,009,116
Total Assets	**$11,170,282**	$10,886,805
Liabilities and Equity		
Current Liabilities		
Notes payable and long-term debt payable within one year (Notes 8 and 9)	**$ 225,589**	$ 75,271
Accounts payable, trade	**1,194,684**	1,173,851
Accrued payrolls and other compensation	**463,889**	467,043
Accrued domestic and foreign taxes	**153,809**	232,774
Other accrued liabilities	**448,042**	442,104
Total Current Liabilities	**2,486,013**	2,391,043
Long-term debt (Note 9)	**1,503,946**	1,691,086
Pensions and other postretirement benefits (Note 10)	**1,909,755**	862,938
Deferred income taxes (Notes 1 and 4)	**88,091**	160,035
Other liabilities	**276,747**	293,367
Total Liabilities	**6,264,552**	5,398,469
Equity (Note 11)		
Shareholders' Equity		
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2012 and 2011	**90,523**	90,523
Additional capital	**640,249**	668,332
Retained earnings	**7,787,175**	6,891,407
Accumulated other comprehensive (loss)	**(1,415,900)**	(450,990)
Treasury shares at cost: 31,415,530 in 2012 and 25,955,619 in 2011	**(2,205,532)**	(1,815,418)
Total Shareholders' Equity	**4,896,515**	5,383,854
Noncontrolling interests	**9,215**	104,482
Total Equity	**4,905,730**	5,488,336
Total Liabilities and Equity	**$11,170,282**	$10,886,805

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS)

For the years ended June 30,	2012	2011	2010
Cash Flows From Operating Activities			
Net income	**$1,155,492**	$1,057,150	$ 556,365
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**210,508**	229,238	245,295
Amortization	**111,421**	110,562	117,214
Stock incentive plan compensation	**80,935**	73,238	59,318
Deferred income taxes	**(56,452)**	20,715	(17,353)
Foreign currency transaction loss (gain)	**4,300**	10,470	(1,249)
(Gain) loss on disposal of assets	**(2,494)**	(7,710)	10,292
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	**(91,091)**	(259,752)	(220,349)
Inventories	**(28,333)**	(139,062)	53,862
Prepaid expenses	**(26,981)**	6,477	29,581
Other assets	**(6,578)**	(39,118)	42,031
Accounts payable, trade	**59,692**	228,164	259,436
Accrued payrolls and other compensation	**16,003**	75,405	26,014
Accrued domestic and foreign taxes	**(70,302)**	53,424	63,119
Other accrued liabilities	**33,512**	(27,726)	36,137
Pensions and other postretirement benefits	**123,944**	(281,285)	(9,879)
Other liabilities	**16,809**	56,743	(31,012)
Net cash provided by operating activities	**1,530,385**	1,166,933	1,218,822
Cash Flows From Investing Activities			
Acquisitions (less cash acquired of $19,161 in 2012 and $385 in 2011)	**(156,256)**	(60,227)	(5,451)
Capital expenditures	**(218,817)**	(207,294)	(129,222)
Proceeds from disposal of assets	**20,404**	32,289	11,929
Other	**(21,099)**	(9,706)	(23,429)
Net cash (used in) investing activities	**(375,768)**	(244,938)	(146,173)
Cash Flows From Financing Activities			
Proceeds from exercise of stock options	**10,599**	25,862	10,307
Payments for common shares	**(456,969)**	(693,096)	(24,999)
Tax benefit from stock incentive plan compensation	**16,107**	42,823	13,698
Acquisition of noncontrolling interests	**(147,441)**	—	—
Payments for notes payable, net	**(1,961)**	(18,908)	(421,974)
Proceeds from long-term borrowings	**73,556**	291,683	3,293
Payments for long-term borrowings	**(76,757)**	(358,058)	(67,582)
Dividends paid	**(240,654)**	(206,084)	(162,739)
Net cash (used in) financing activities	**(823,520)**	(915,778)	(649,996)
Effect of exchange rate changes on cash	**(150,246)**	75,723	(34,738)
Net increase in cash and cash equivalents	**180,851**	81,940	387,915
Cash and cash equivalents at beginning of year	**657,466**	575,526	187,611
Cash and cash equivalents at end of year	**$ 838,317**	$ 657,466	$ 575,526
Supplemental Data:			
Cash paid during the year for:			
Interest	**$ 91,677**	$ 99,227	$ 104,812
Income taxes	**494,378**	203,539	127,320

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF EQUITY

(DOLLARS IN THOUSANDS)

	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2009	**$90,523**	**$588,201**	**$5,722,038**	**$ (843,019)**	**$ (1,289,544)**	**$ 82,241**	**$4,350,440**
Net income			554,065			2,300	556,365
Other comprehensive (loss) income:							
Foreign currency translation, net of tax of $(8,274)				(186,925)		7,093	(179,832)
Retirement benefits plan activity, net of tax of $106,065				(183,364)			(183,364)
Net realized loss, net of tax of $(2,937)				4,747			4,747
Total comprehensive (loss) income						9,393	197,916
Dividends paid			(162,540)			(199)	(162,739)
Stock incentive plan activity		49,241	(23,131)		44,564		70,674
Shares purchased at cost					(24,999)		(24,999)
Retirement benefits plan activity			(3,887)		31,995		28,108
Balance June 30, 2010	**$90,523**	**$637,442**	**$6,086,545**	**$(1,208,561)**	**$ (1,237,984)**	**$ 91,435**	**$4,459,400**
Net income			1,049,130			8,020	1,057,150
Other comprehensive income:							
Foreign currency translation, net of tax of $12,675				503,756		8,325	512,081
Retirement benefits plan activity, net of tax of $(144,108)				253,603			253,603
Realized loss, net of tax of $(119)				212			212
Total comprehensive income						16,345	1,823,046
Dividends paid			(202,786)			(3,298)	(206,084)
Stock incentive plan activity		30,890	(41,482)		115,662		105,070
Shares purchased at cost					(693,096)		(693,096)
Balance June 30, 2011	**$90,523**	**$668,332**	**$6,891,407**	**$ (450,990)**	**$ (1,815,418)**	**$104,482**	**$5,488,336**
Net income			**1,151,823**			**3,669**	**1,155,492**
Other comprehensive (loss) income:							
Foreign currency translation, net of tax of $(11,530)				**(367,135)**		**(25,607)**	**(392,742)**
Retirement benefits plan activity, net of tax of $330,984				**(597,979)**			**(597,979)**
Realized loss, net of tax of $(102)				**204**			**204**
Total comprehensive (loss) income						**(21,938)**	**164,975**
Dividends paid			**(233,168)**			**(7,486)**	**(240,654)**
Stock incentive plan activity		**45,532**	**(22,887)**		**65,266**		**87,911**
Acquisition activity		**(73,615)**				**(65,843)**	**(139,458)**
Shares purchased at cost					**(455,380)**		**(455,380)**
Balance June 30, 2012	**$90,523**	**$640,249**	**$ 7,787,175**	**$(1,415,900)**	**$(2,205,532)**	**$ 9,215**	**$4,905,730**

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

NATURE OF OPERATIONS – The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets. The Company evaluates performance based on segment operating income before corporate and administrative expenses, interest expense and income taxes.

The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Industrial International operations provide Parker products and services to 45 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.

The Aerospace Segment produces hydraulic, fuel, pneumatic and electro-mechanical systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The products in the Climate & Industrial Controls Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information "By Industry" and "By Geographic Area" on page 21 for further disclosure of business segment information.

There are no individual customers to whom sales are more than three percent of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate the risk that adverse changes with respect to any particular product and geographic operation would materially affect the Company's operating results.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION – The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the Business Segment Information, intersegment and interarea sales have been eliminated.

REVENUE RECOGNITION – Revenue is recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed and determinable and collectibility is reasonably assured, which is generally at the time the product is shipped. Shipping and handling costs billed to customers are included in net sales and the related costs in cost of sales.

LONG-TERM CONTRACTS – The Company enters into long-term contracts primarily for the production of aerospace products. For financial statement purposes, revenues are primarily recognized using the percentage-of-completion method. The extent of progress toward completion is primarily measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. The Company estimates costs to complete long-term contracts for purposes of evaluating and establishing contract reserves. Adjustments to cost estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

CASH – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

ACCOUNTS RECEIVABLE – The accounts receivable, net caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2012	2011
Accounts receivable, trade	**$1,792,961**	$1,780,137
Allowance for doubtful accounts	**(10,518)**	(10,472)
Non-trade accounts receivable	**84,872**	75,550
Notes receivable	**124,969**	132,641
Total	**$1,992,284**	$1,977,856

Accounts receivable are initially recorded at their net collectible amount and are generally recorded at the time the revenue from the sales transaction is recorded. Receivables are written off to bad debt primarily when, in the judgment of the Company, the receivable is deemed to be uncollectible due to the insolvency of the debtor.

INVENTORIES – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method.

PLANT, EQUIPMENT AND DEPRECIATION – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to eight years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. The Company reviews plant and equipment for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

INVESTMENTS AND OTHER ASSETS – Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. Also included in this balance sheet caption is non-current deferred income taxes of $571,039 and $214,546 at June 30, 2012 and June 30, 2011, respectively.

GOODWILL – The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

INTANGIBLE ASSETS – Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over the shorter of their remaining useful or legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on anticipated customer attrition rates. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

INCOME TAXES – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise. The Company recognizes accrued interest related to unrecognized tax benefits in income tax expense. Penalties, if incurred, are recognized in income tax expense.

PRODUCT WARRANTY – In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2012 and 2011 is immaterial to the financial position of the Company and the change in the accrual during 2012, 2011 and 2010 was immaterial to the Company's results of operations and cash flows.

FOREIGN CURRENCY TRANSLATION – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the accumulated other comprehensive (loss) component of shareholders' equity. Such adjustments will affect net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in net income.

SUBSEQUENT EVENTS – The Company has evaluated subsequent events that have occurred through the date of filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2012. On August 13, 2012, the Company entered into an agreement to divest the automotive businesses of the Mobile Climate Systems division (MCS). MCS is part of the Climate & Industrial Controls Segment. The divestiture is expected to close in October 2012 and is expected to result in a pre-tax gain of approximately $30 million. The results of operations and net assets of the divested businesses are immaterial to the consolidated results of operations and financial position of the Company. No subsequent events occurred that required adjustment to these financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS – In June 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance requiring an entity to present net income and other comprehensive income (OCI) in either a single continuous statement or in separate consecutive statements. The guidance does not change the items reported in OCI or when an item of OCI must be reclassified to net income. The guidance, which must be presented retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In September 2011, the FASB issued new accounting guidance related to testing goodwill for impairment. The new guidance allows an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether the entity should calculate the fair value of a reporting unit. It also expands the events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 31, 2011. The Company has not determined the effect, if any, that this new guidance will have on its goodwill impairment tests.

NOTE 2. Acquisitions

During 2012, the Company completed four acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $141 million. Total purchase price for the four acquisitions was approximately $156 million in cash and $6 million in assumed debt. Also during 2012, the Company purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Total purchase price for the two majority-owned subsidiaries was $147 million in cash.

During 2011, the Company completed three acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $65 million. Total purchase price for the three acquisitions was approximately $61 million in cash.

During 2010, the Company completed one acquisition whose aggregate sales for its most recent fiscal year prior to acquisition were $11 million. Total purchase price for this business was approximately $5 million in cash.

The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and subsequent purchase price adjustments for acquisitions in 2012, 2011 and 2010 are presented below. Some of the 2012 purchase price allocations are preliminary and may require subsequent adjustment primarily to the values currently assigned to plant and equipment and intangible assets.

	2012	2011	2010
Assets acquired:			
Accounts receivable	**$ 24,833**	$ 9,332	$ 908
Inventories	**29,102**	7,908	447
Prepaid expenses	**1,541**	69	(575)
Deferred income taxes	**5,679**	468	—
Plant and equipment	**28,929**	5,376	408
Intangible and other assets	**59,576**	35,094	4,198
Goodwill	**68,144**	8,715	2,891
	217,804	66,962	8,277
Liabilities assumed:			
Notes payable	**1,887**	—	—
Accounts payable, trade	**7,189**	2,440	531
Accrued payrolls and other compensation	**3,672**	765	219
Accrued domestic and foreign taxes	**2,882**	215	(91)
Other accrued liabilities	**5,984**	1,500	2,587
Long-term debt	**4,365**	—	—
Pensions and other postretirement benefits	**11,396**	—	—
Deferred income taxes	**24,062**	1,815	(420)
Other liabilities	**111**	—	—
	61,548	6,735	2,826
Net assets acquired	**$156,256**	$60,227	$5,451

NOTE 3. Charges Related to Business Realignment

To structure its businesses in light of current and anticipated customer demand, the Company incurred business realignment charges in 2012, 2011 and 2010.

Business realignment charges by business segment are as follows:

	2012	2011	2010
Industrial	**$13,066**	$15,427	$44,058
Aerospace	**—**	1,024	575
Climate & Industrial Controls	**1,255**	—	3,868

Work force reductions by business segment are as follows:

	2012	2011	2010
Industrial	**496**	466	1,454
Aerospace	**—**	49	47
Climate & Industrial Controls	**25**	—	254

The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. The business realignment charges in 2012 also included charges related to enhanced retirement benefits. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital.

The business realignment charges are presented in the Consolidated Statement of Income as follows:

	2012	2011	2010
Cost of sales	**$12,669**	$15,276	$42,995
Selling, general and administrative expenses	**1,020**	1,175	5,506
Other expense (income), net	**632**	—	—

As of June 30, 2012, approximately $8 million in severance payments had been made relating to charges incurred during 2012, with the majority of the remaining payments expected to be made by March 31, 2013. All required severance payments have been made relating to charges incurred in 2011 and 2010. Additional charges to be recognized in future periods related to the realignment actions described above are not expected to be material.

NOTE 4. Income Taxes

Income before income taxes was derived from the following sources:

	2012	2011	2010
United States	**$ 810,150**	$ 681,910	$354,675
Foreign	**766,548**	731,811	400,142
	$1,576,698	$1,413,721	$754,817

Income taxes include the following:

	2012	2011	2010
Federal			
Current	**$ 255,991**	$ 121,292	$ 84,878
Deferred	**(48,252)**	34,136	6,104
Foreign			
Current	**191,167**	193,064	105,927
Deferred	**(29)**	(24,229)	(22,788)
State and local			
Current	**30,500**	21,500	25,000
Deferred	**(8,171)**	10,808	(669)
	$ 421,206	$ 356,571	$198,452

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2012	2011	2010
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**0.9**	1.8	2.1
Foreign tax rate difference	**(5.8)**	(8.7)	(7.4)
Cash surrender of life insurance	**0.1**	(0.9)	(1.0)
Federal manufacturing deduction	**(1.6)**	(0.9)	(0.6)
Research tax credit	**(0.4)**	(1.1)	(0.7)
Other	**(1.5)**	—	(1.1)
Effective income tax rate	**26.7%**	25.2%	26.3%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2012	2011
Retirement benefits	**$751,676**	$ 374,005
Other liabilities and reserves	**134,358**	161,954
Long-term contracts	**27,726**	7,355
Stock-based incentive compensation	**70,129**	63,590
Loss carryforwards	**175,571**	186,613
Unrealized currency exchange gains and losses	**9,057**	43,484
Inventory	**18,535**	24,623
Foreign tax credit carryforward	**19,079**	—
Depreciation and amortization	**(480,791)**	(479,103)
Valuation allowance	**(176,079)**	(192,904)
Net deferred tax asset	**$549,261**	$ 189,617
Change in net deferred tax asset:		
Provision for deferred tax	**$ 56,452**	$ (20,715)
Items of other comprehensive (loss)	**319,352**	(131,552)
Acquisitions and other	**(16,160)**	(1,519)
Total change in net deferred tax	**$359,644**	$(153,786)

At June 30, 2012, the Company had recorded deferred tax assets of $175,571 resulting from $701,310 in loss carryforwards. A valuation allowance of $165,907 related to the loss carryforwards has been established due to the uncertainty of realizing certain deferred tax assets. Of this valuation allowance, $147,755 resulting from $516,808 in loss carryforwards, relates to a non-operating entity whose utilization of its loss carryforward is considered to be remote. An additional valuation allowance of $10,172 relates to a foreign capital loss carryforward and certain deferred tax assets associated with other liabilities and reserves. The foreign capital loss carryforward and some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three to 20 years.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $669,000, $983,950 and $1,102,978, at June 30, 2012, 2011 and 2010, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance July 1	**$ 81,156**	$82,089	$132,954
Additions for tax positions related to current year	**66,500**	8,398	10,815
Additions for tax positions of prior years	**11,047**	10,015	23,408
Additions for acquisitions	**—**	—	294
Reductions for tax positions of prior years	**(23,456)**	(15,060)	(64,821)
Reductions for settlements	**(23,434)**	(7,133)	(21,770)
Reductions for expiration of statute of limitations	**(1,636)**	—	(37)
Effect of foreign currency translation	**(442)**	2,847	1,246
Balance June 30	**$109,735**	$ 81,156	$ 82,089

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $61,601, $78,754 and $81,927 as of June 30, 2012, 2011 and 2010, respectively. If recognized, a significant portion of the gross unrecognized tax benefits as of June 30, 2012 would be offset against an asset currently recorded in the Consolidated Balance Sheet. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $3,676, $11,331 and $8,200 as of June 30, 2012, 2011 and 2010, respectively.

The Company and its subsidiaries file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, the Company's tax returns are subject to examination by taxing authorities throughout the world. The Company is no longer subject to examinations of its federal income tax returns by the United States Internal Revenue Service for fiscal years through 2010. All significant state, local and foreign tax returns have been examined for fiscal years through 2003. The Company does not anticipate that, within the next twelve months, the total amount of unrecognized tax benefits will significantly change due to the settlement of examinations and the expiration of statute of limitations.

NOTE 5. Earnings Per Share

Basic earnings per share are computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock-based awards. The computation of net income per share was as follows:

	2012	2011	2010
Numerator:			
Net income attributable to common shareholders	**$1,151,823**	$1,049,130	$554,065
Denominator:			
Basic – weighted-average common shares	**151,222,033**	161,125,869	160,909,655
Increase in weighted-average common shares from dilutive effect of stock-based awards	**3,442,477**	3,672,352	1,992,062
Diluted – weighted-average common shares, assuming exercise of stock-based awards	**154,664,510**	164,798,221	162,901,717
Basic earnings per share	**$7.62**	$6.51	$3.44
Diluted earnings per share	**$7.45**	$6.37	$3.40

For 2012, 2011 and 2010, 0.7 million, 1.6 million, and 9.0 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

NOTE 6. Inventories

Inventories valued on the last-in, first-out (LIFO) cost method were approximately 31 percent of total inventories in 2012 and 28 percent of total inventories in 2011. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $212,033 in 2012 and $205,739 in 2011. Progress payments of $36,087 in 2012 and $33,489 in 2011 are netted against inventories.

NOTE 7. Goodwill and Intangible Assets

The Company's annual impairment tests performed in 2012, 2011, and 2010 resulted in no impairment loss being recognized.

The changes in the carrying amount of goodwill for the years ended June 30, 2012 and June 30, 2011 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2010	$2,380,640	$98,856	$306,838	$2,786,334
Acquisitions	7,424	—	1,291	8,715
Foreign currency translation	208,261	58	6,059	214,378
Goodwill adjustments	(336)	—	25	(311)
Balance June 30, 2011	$2,595,989	$98,914	$314,213	$3,009,116
Acquisitions	**68,337**	**(193)**	**—**	**68,144**
Foreign currency translation	**(143,348)**	**(47)**	**(5,152)**	**(148,547)**
Goodwill adjustments	**(2,857)**	**—**	**—**	**(2,857)**
Balance June 30, 2012	**$2,518,121**	**$98,674**	**$309,061**	**$2,925,856**

Acquisitions represent the original goodwill allocation and any changes in the purchase price for the acquisitions during the measurement period subsequent to the applicable acquisition dates.

Goodwill adjustments primarily represent final adjustments to the purchase price allocation for acquisitions during the measurement period subsequent to the applicable acquisition dates. The Company's previously reported results of operations and financial position would not be materially different had the goodwill adjustments recorded during 2012 and 2011 been reflected in the same reporting period that the initial purchase price allocations for those acquisitions were made.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of June 30, 2012 and June 30, 2011:

	2012		2011	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Patents	**$ 118,034**	**$ 66,303**	$ 124,015	$ 61,061
Trademarks	**321,019**	**129,081**	319,158	116,995
Customer lists and other	**1,247,820**	**396,271**	1,251,271	338,666
Total	**$1,686,873**	**$591,655**	$1,694,444	$516,722

During 2012, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted-Average Life
Patents	**$ 577**	**18 years**
Trademarks	**18,304**	**18 years**
Customer lists and other	**40,544**	**8 years**
Total	**$59,425**	**11 years**

Total intangible amortization expense in 2012, 2011 and 2010 was $107,086, $107,701 and $114,749, respectively. Estimated intangible amortization expense for the five years ending June 30, 2013 through 2017 is $95,785, $92,422, $88,190, $84,109 and $81,259, respectively.

NOTE 8. Financing Arrangements

The Company has a line of credit totaling $1,500,000 through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2012. The credit agreement expires in March 2016; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company's commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered.

The Company is currently authorized to sell up to $1,350,000 of short-term commercial paper notes. No commercial paper notes were outstanding at June 30, 2012 or at June 30, 2011.

The Company's foreign locations in the ordinary course of business may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. At the Company's present rating level, the most restrictive covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2012, the Company does not have any secured debt outstanding. The Company is in compliance with all covenants.

Notes payable consists of short-term lines of credit and borrowings from foreign banks. At June 30, 2012, the Company had $90,654 in lines of credit from various foreign banks, all of which was available at June 30, 2012. Most of these agreements are renewed annually. There was no balance of notes payable at June 30, 2012 and June 30, 2011. The weighted-average interest rate on notes payable during 2012 and 2011 was 0.2 percent and 0.6 percent, respectively.

NOTE 9. Debt

June 30,	2012	2011
Domestic:		
Fixed rate medium-term notes 3.50% to 6.55%, due 2018-2038	**$1,175,000**	$1,175,000
Fixed rate senior notes 4.875%, due 2013	**225,000**	225,000
Foreign:		
Bank loans, including revolving credit 1% to 7.2%, due 2012-2017	**589**	1,380
Euro bonds 4.125%, due 2016	**253,220**	290,040
Japanese Yen credit facility JPY Libor plus 55 bps, due 2017	**75,174**	—
Japanese Yen credit facility JPY Libor plus 20 bps, due 2012	—	74,472
Other long-term debt, including capitalized leases	**552**	465
Total long-term debt	**1,729,535**	1,766,357
Less long-term debt payable within one year	**225,589**	75,271
Long-term debt, net	**$1,503,946**	$1,691,086

Principal amounts of long-term debt payable in the five years ending June 30, 2013 through 2017 are $225,589, $399, $153, $253,220 and $75,174, respectively. In 2012, the Company entered into a JPY 6 billion credit facility. Based on the Company's current rating level, the credit facility bears interest of JPY LIBOR (reset semi-annually) plus 55 basis points. Interest is paid semi-annually and any principal borrowings are due to be repaid in March 2017. The Company borrowed the full JPY 6 billion during 2012, equivalent to $73 million at the time of borrowing, and used the funds to repay the balance due on the Company's previous JPY credit facility.

LEASE COMMITMENTS – Future minimum rental commitments as of June 30, 2012, under non-cancelable operating leases, which expire at various dates, are as follows: 2013 – $82,652; 2014 – $55,855; 2015 – $35,038; 2016 – $22,126; 2017 – $15,769 and after 2017 – $57,270.

Rental expense in 2012, 2011 and 2010 was $124,546, $118,496 and $123,582, respectively.

NOTE 10. Retirement Benefits

PENSIONS – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has arrangements for certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

A summary of the Company's defined benefit pension plans follows:

Benefit cost	2012	2011	2010
Service cost	**$ 84,663**	$ 87,676	$ 70,977
Interest cost	**185,550**	176,081	178,562
Expected return on plan assets	**(201,845)**	(200,303)	(177,559)
Amortization of prior service cost	**14,016**	12,636	13,974
Amortization of unrecognized actuarial loss	**105,788**	109,436	65,823
Amortization of initial net (asset)	**(60)**	(63)	(55)
Net periodic benefit cost	**$ 188,112**	$ 185,463	$ 151,722

Change in benefit obligation	2012	2011
Benefit obligation at beginning of year	**$ 3,569,560**	$3,430,835
Service cost	**84,663**	87,676
Interest cost	**185,550**	176,081
Actuarial loss (gain)	**847,628**	(101,806)
Benefits paid	**(152,417)**	(146,779)
Plan amendments	**3,475**	9,735
Acquisitions	**40,324**	—
Foreign currency translation and other	**(72,262)**	113,818
Benefit obligation at end of year	**$ 4,506,521**	$3,569,560
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 2,798,417**	$2,020,186
Actual gain on plan assets	**4,515**	384,848
Employer contributions	**68,799**	461,243
Benefits paid	**(152,417)**	(146,779)
Acquisitions	**28,928**	—
Foreign currency translation and other	**(48,192)**	78,919
Fair value of plan assets at end of year	**$ 2,700,050**	$2,798,417
Funded status	**$(1,806,471)**	$ (771,143)
Amounts recognized on the Consolidated Balance Sheet		
Other accrued liabilities	**$ (11,448)**	$ (14,815)
Pensions and other postretirement benefits	**(1,795,023)**	(756,328)
Net amount recognized	**$(1,806,471)**	$ (771,143)
Amounts recognized in Accumulated Other Comprehensive (Loss)		
Net actuarial loss	**$ 2,051,178**	$ 1,133,411
Prior service cost	**57,756**	69,337
Transition obligation	**230**	161
Net amount recognized	**$ 2,109,164**	$1,202,909

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and excludes the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition obligation that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2013 is $190,334, $13,677 and $24, respectively.

The accumulated benefit obligation for all defined benefit plans was $4,025,095 and $3,219,403 at June 30, 2012 and 2011, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $4,491,415, $4,012,352 and $2,684,948, respectively, at June 30, 2012, and $3,119,540, $2,798,701 and $2,353,730, respectively, at June 30, 2011. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $4,499,085 and $2,691,772, respectively, at June 30, 2012, and $3,557,563 and $2,783,349, respectively, at June 30, 2011.

The Company expects to make cash contributions of approximately $281 million to its defined benefit pension plans in 2013, the majority of which relate to U.S. qualified benefit plans. Estimated future benefit payments in the five years ending June 30, 2013 through 2017 are $159,901, $206,157, $176,683, $189,949 and $202,647, respectively and $1,213,083 in the aggregate for the five years ending June 30, 2018 through June 30, 2022.

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2012	2011	2010
U.S. defined benefit plans			
Discount rate	**5.45%**	5.30%	6.25%
Average increase in compensation	**5.21%**	5.21%	4.34%
Expected return on plan assets	**8.0%**	8.5%	8.5%
Non-U.S. defined benefit plans			
Discount rate	**2.0 to 5.87%**	1.75 to 6.0%	2.0 to 6.78%
Average increase in compensation	**2.0 to 5.0%**	2.0 to 4.5%	2.0 to 4.7%
Expected return on plan assets	**1.0 to 7.5%**	1.0 to 8.0%	1.0 to 8.0%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2012	2011
U.S. defined benefit plans		
Discount rate	**3.91%**	5.45%
Average increase in compensation	**5.21%**	5.21%
Non-U.S. defined benefit plans		
Discount rate	**1.75 to 4.7%**	2.0 to 5.87%
Average increase in compensation	**2.0 to 6.0%**	2.0 to 5.0%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2012	2011
Equity securities	**54%**	59%
Debt securities	**34%**	33%
Other	**12%**	8%
	100%	100%

The weighted-average target asset allocation as of June 30, 2012 is 55 percent equity securities, 34 percent debt securities and 11 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. defined benefit plans account for approximately 72 percent of the Company's total defined benefit plan assets. The Company's overall investment strategy with respect to the Company's U.S. defined benefit plans is to opportunistically migrate from its current mix between growth seeking assets (primarily consisting of global public equities in developed and emerging countries and hedge fund of fund strategies) and income generating assets (primarily consisting of high quality bonds, both domestic and global, emerging market bonds, high yield bonds and Treasury Inflation Protected Securities) to an allocation more heavily weighted toward income generating assets. Over time, long duration fixed income assets are being added to the portfolio. These securities are highly correlated with the Company's pension liabilities and will serve to hedge a portion of the Company's interest rate risk.

The fair values of pension plan assets at June 30, 2012 and at June 30, 2011, by asset class, are as follows. The classification of certain pension plan assets at June 30, 2012 have been changed from the prior year classification to more accurately categorize the assets within the fair value hierarchy. There has been no change in the method used to calculate the fair value of these assets.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	**$ 92,718**	**$ 92,718**	**$ —**	**$ —**
Equity securities				
U.S. based companies	**336,676**	**336,676**	**—**	**—**
Non-U.S. based companies	**245,460**	**245,460**	**—**	**—**
Fixed income securities				
Corporate bonds	**188,859**	**58,038**	**130,821**	**—**
Government issued securities	**120,103**	**64,681**	**55,422**	**—**
Mutual funds				
Equity funds	**337,374**	**336,747**	**627**	**—**
Fixed income funds	**222,147**	**218,208**	**3,939**	**—**
Common/ Collective trusts				
Equity funds	**661,622**	**—**	**661,622**	**—**
Fixed income funds	**392,398**	**—**	**392,398**	**—**
Limited Partnerships	**126,837**	**—**	**126,837**	**—**
Miscellaneous	**(24,144)**	**664**	**(24,808)**	**—**
Total at June 30, 2012	**$2,700,050**	**$1,353,192**	**$1,346,858**	**$ —**

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 112,080	$ 58,511	$ 53,569	$ —
Equity securities				
U.S. based companies	376,946	376,946	—	—
Non-U.S. based companies	288,161	288,161	—	—
Fixed income securities				
Corporate bonds	120,136	—	120,136	—
Government issued securities	137,618	79,536	58,082	—
Mutual funds				
Equity funds	220,312	219,816	496	—
Fixed income funds	138,314	135,620	2,694	—
Common/ Collective trusts				
Equity funds	766,847	—	766,847	—
Fixed income funds	513,365	—	513,365	—
Limited Partnerships	128,470	—	128,470	—
Miscellaneous	(3,832)	88	(3,920)	—
Total at June 30, 2011	$2,798,417	$1,158,678	$1,639,739	$ —

Cash and cash equivalents, which include repurchase agreements and other short-term investments, are valued at cost, which approximates fair value.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. U.S. based companies include Company stock with a fair value of $102,212 as of June 30, 2012 and $119,856 as of June 30, 2011.

Fixed income securities are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.

Mutual funds are valued using both the closing market price reported on the active market on which the fund is traded and market observable inputs for similar assets that are traded on an active market and primarily consist of equity and fixed income funds. The equity funds primarily provide exposure to U.S. and international equities and fixed income securities, real estate and commodities. The fixed income funds primarily provide exposure to high-yield securities and emerging market fixed income instruments.

Common/Collective trusts primarily consist of equity and fixed income funds and are valued using a net asset value per share. Common/Collective trust investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. The equity funds provide exposure to large, mid and small cap U.S. equities, international large and small cap equities and emerging market equities. The fixed income fund provides exposure to U.S., international and emerging market debt securities.

Limited Partnerships primarily consist of small cap equity and hedge funds and are valued using a net asset value per share. Limited Partnership investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. Small cap equity funds provide exposure to domestic small cap equities and hedge funds provide exposure to a variety of hedging strategies including long/short equity, relative value, event driven and global macro.

Miscellaneous primarily includes net payables for securities purchased but not settled in the asset portfolio of the Company's U.S. defined benefit pension plans and insurance contracts held in the asset portfolio of the Company's non-U.S. defined benefit pension plans. Insurance contracts are valued at the present value of future cash flows promised under the terms of the insurance contracts.

The primary investment objective of equity securities and equity funds, within both the mutual fund and common/collective trust asset class, is to obtain capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of fixed income securities and fixed income funds, within both the mutual fund and common/collective trust asset class, is to provide for a constant stream of income while preserving capital. The primary investment objective of limited partnerships is to achieve capital appreciation through an investment program focused on specialized investment strategies. The primary investment objective of insurance contracts, included in the miscellaneous asset class, is to provide a stable rate of return over a specified period of time.

EMPLOYEE SAVINGS PLAN – The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation.

	2012	2011	2010
Shares held by ESOP	**10,216,738**	10,308,032	10,950,349
Company contributions to ESOP	**$58,067**	$52,627	$48,336

Company contributions to the ESOP are generally made in the form of cash and are recorded as compensation expense. In 2010, in lieu of cash, the Company delivered 510,984 of its common shares out of treasury for the matching contribution.

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant's RIA account each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. The Company recognized $19,372, $16,844 and $12,598 in expense related to the RIA in 2012, 2011 and 2010, respectively.

In addition to shares within the ESOP, as of June 30, 2012, employees have elected to invest in 3,451,084 shares of common stock within the company stock fund of the savings and investment 401(k) plan.

OTHER POSTRETIREMENT BENEFITS – The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change these benefit plans.

Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. The impact of the subsidy received under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the Company's other postretirement benefits was immaterial.

A summary of the Company's other postretirement benefit plans follows:

Benefit cost	2012	2011	2010
Service cost	**$ 728**	$ 675	$ 545
Interest cost	**3,482**	3,579	3,920
Net amortization and deferral	**480**	524	(461)
Net periodic benefit cost	**$4,690**	$ 4,778	$ 4,004

Change in benefit obligation	2012	2011
Benefit obligation at beginning of year	**$ 73,139**	$ 69,868
Service cost	**728**	675
Interest cost	**3,482**	3,579
Actuarial loss	**11,447**	5,002
Benefits paid	**(5,142)**	(5,985)
Benefit obligation at end of year	**$ 83,654**	$ 73,139
Funded status	**$(83,654)**	$(73,139)
Amounts recognized on the Consolidated Balance Sheet		
Other accrued liabilities	**$ (5,041)**	$ (5,670)
Pensions and other postretirement benefits	**(78,613)**	(67,469)
Net amount recognized	**$(83,654)**	$(73,139)
Amounts recognized in Accumulated Other Comprehensive (Loss)		
Net actuarial loss	**$ 21,246**	$ 10,324
Prior service (credit)	**(1,023)**	(1,068)
Net amount recognized	**$ 20,223**	$ 9,256

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of net actuarial loss and prior service (credit) that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2013 is $1,573 and $(103), respectively.

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2012	2011	2010
Discount rate	**5.0%**	5.01%	6.10%
Current medical cost trend rate	**8.0%**	8.0%	8.5%
Ultimate medical cost trend rate	**5.0%**	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	**2019**	2018	2018

The discount rate assumption used to measure the benefit obligation was 3.62 percent in 2012 and 5.0 percent in 2011.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2013 through 2017 are $5,068, $5,140, $5,168, $5,245 and $5,319, respectively, and $25,438 in the aggregate for the five years ending June 30, 2018 through June 30, 2022.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	**$ 221**	**$ (185)**
Effect on postretirement benefit obligation	**4,135**	**(3,476)**

OTHER – The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2012, 2011 and 2010, the Company recorded expense relating to deferred compensation of $4,499, $28,720 and $21,553, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

NOTE 11. Equity

The balance of accumulated other comprehensive (loss) in shareholders' equity is comprised of the following:

	2012	2011
Foreign currency translation	**$ (51,125)**	$ 316,010
Retirement benefit plans	**(1,364,138)**	(766,159)
Other	**(637)**	(841)

The balance of accumulated other comprehensive (loss) income in noncontrolling interests relates to foreign currency translation and amounted to $1,238 and $26,844, at June 30, 2012 and June 30, 2011, respectively.

SHARE REPURCHASES – The Company has a program to repurchase its common shares. In August 2011, the Board of Directors of the Company authorized the repurchase of up to 15 million shares under the program. Subject to this overall limitation, each fiscal year the Company is authorized to repurchase an amount of common shares equal to the greater of 7.5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. In April 2012, the Board of Directors of the Company modified the repurchase program such that, for 2012, the fiscal year limitation was eliminated and the number of shares authorized for repurchase under the program was increased up to 16 million, exclusive of any shares previously repurchased during 2012. Repurchases are funded primarily from operating cash flows and commercial paper borrowings, and the shares are initially held as treasury stock. The number of common shares repurchased at the average purchase price follows:

	2012	2011	2010
Shares repurchased	**6,395,866**	8,008,926	441,118
Average price per share	**$71.20**	$86.54	$56.67

NOTE 12. Stock Incentive Plans

The Company's 2003 Stock Incentive Plan and 2009 Omnibus Stock Incentive Plan provide for the granting of share-based incentive awards in the form of nonqualified stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and restricted and unrestricted stock to officers and key employees of the Company. The aggregate number of shares authorized for issuance under the 2003 Stock Incentive Plan and 2009 Omnibus Stock Incentive Plan is 13,500,000 and 5,500,000, respectively. The Company satisfies share-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to the Company's share repurchase program described in Note 11, or through the issuance of previously unissued common stock.

STOCK OPTIONS/SARs – Stock options allow the participant to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date of grant. Upon exercise, SARs entitle the participant to receive shares of common stock equal to the increase in value of the award between the grant date and the exercise date. Stock options and SARs are exercisable from one to three years after the date of grant and expire no more than 10 years after grant.

The fair value of each stock option and SAR award granted in 2012, 2011 and 2010 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2012	2011	2010
Risk-free interest rate	**0.9%**	1.5%	2.9%
Expected life of award	**5.2 yrs**	5.2 yrs	5.3 yrs
Expected dividend yield of stock	**1.6%**	1.5%	1.4%
Expected volatility of stock	**37.3%**	35.9%	34.5%
Weighted-average fair value	**$20.30**	$18.70	$15.77

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on the Company's historical dividend rate and stock price over a period similar to the expected life of the award. The expected volatility of stock was derived by referring to changes in the Company's historical common stock prices over a timeframe similar to the expected life of the award.

Stock option and SAR activity during 2012 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2011	13,229,118	$52.44		
Granted	**950,624**	**69.75**		
Exercised	**(1,332,688)**	**42.43**		
Canceled	**(48,728)**	**58.90**		
Outstanding June 30, 2012	**12,798,326**	**$54.74**	**5.0 years**	**$284.6**
Exercisable June 30, 2012	**10,023,736**	**$53.18**	**4.1 years**	**$238.4**

A summary of the status and changes of shares subject to stock option and SAR awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2011	4,119,705	$16.84
Granted	**950,624**	**20.30**
Vested	**(2,254,933)**	**16.80**
Canceled	**(40,806)**	**16.95**
Nonvested June 30, 2012	**2,774,590**	**$18.06**

At June 30, 2012, $11,056 of expense with respect to nonvested stock option and SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 14 months. The total fair value of shares vested during 2012, 2011 and 2010 was $37,885, $45,635 and $40,494, respectively. Information related to stock options and SAR awards exercised during 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Net cash proceeds	**$10,599**	$ 25,862	$10,307
Intrinsic value	**57,567**	163,752	45,424
Income tax benefit	**14,008**	42,546	14,031

During 2012, 2011 and 2010, the Company recognized stock-based compensation expense of $26,585, $36,617 and $44,415, respectively, relating to stock option and SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to additional capital as the Company is currently in a windfall tax benefit position.

Shares surrendered upon exercise of stock options and SARs: 2012 – 321,266; 2011 – 2,447,908; 2010 – 606,554.

RSUs – RSUs constitute an agreement to deliver shares of common stock to the participant at the end of a vesting period. Generally, the RSUs vest and the underlying stock is issued ratably over a three-year graded vesting period. Unvested RSUs may not be transferred and do not have dividend or voting rights. For each unvested RSU, recipients are entitled to receive a dividend equivalent, payable in cash or common shares, equal to the cash dividend per share paid to common shareholders.

The Company began granting RSUs in 2011 and the fair value of each RSU award was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2011	415,175	$62.55
Granted	**186,658**	**70.15**
Vested	**(138,588)**	**62.35**
Canceled	**(12,304)**	**65.20**
Nonvested June 30, 2012	**450,941**	**$65.69**

During 2012 and 2011, the Company recognized stock-based compensation expense of $12,393 and $12,243, respectively, relating to the RSU awards. At June 30, 2012, $12,658 of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 17 months. The total fair value of RSU awards vested during 2012 and 2011 was $8,642 and $20, respectively. The Company recognized a tax benefit of $1,673 relating to the issuance of common stock for RSU awards that vested during 2012.

LTIP/RESTRICTED STOCK – The Company's Long Term Incentive Plans (LTIP) provide for the issuance of unrestricted stock to certain officers and key employees based on the attainment of certain goals relating to the Company's revenue growth, earnings per share growth and return on invested capital during the three-year performance period. No dividends or dividend equivalents are paid on unearned shares. For awards granted prior to the 2010-11-12 LTIP, restricted stock was earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each three-year plan. The shares of restricted stock issued to plan participants after the end of the performance period are entitled to cash dividends and to vote their respective shares, but transferability of the restricted stock is restricted for three years following issuance.

For the payout in 2010, in lieu of restricted stock, the participant could elect to receive the LTIP payout as a deferred cash contribution. Retired participants received the 2010 LTIP payout in cash.

Restricted Stock for LTIP	2012	2011	2010
LTIP 3-year plan	**2009-10-11**	2008-09-10	2007-08-09
Number of shares issued	**243,266**	157,491	68,172
Average share value on date of issuance	**$ 69.10**	$62.35	$48.58
Total value	**$16,810**	$ 9,820	$ 3,312

Under the Company's 2010-11-12 LTIP, a payout of unrestricted stock will be issued in August 2012.

The fair value of each LTIP award granted in 2012, 2011 and 2010 was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares relating to the LTIP and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2011	1,130,457	$64.50
Granted	**274,185**	**82.37**
Vested	**(202,897)**	**65.26**
Canceled	**(41,903)**	**66.68**
Nonvested June 30, 2012	**1,159,842**	**$68.51**

During 2012, 2011 and 2010, the Company recorded stock-based compensation expense of $41,886, $24,378 and $15,018, respectively, relating to the LTIP.

Shares surrendered in connection with the LTIP: 2012 – 76,427; 2011 – 126,462; 2010 – 83,991.

In 2012, 2011 and 2010, 15,010, 17,820 and 20,000 restricted shares, respectively, were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. In addition, prior to 2012 non-employee members of the Board of Directors were given the opportunity to receive all or a portion of their fees in restricted shares. These shares vest ratably, on an annual basis, over the term of office of the director. In 2011 and 2010, 2,400 and 4,578 restricted shares, respectively, were issued in lieu of directors' fees.

During 2012, 2011 and 2010, the Company recognized a tax benefit (cost) of $426, $277, and $(333), respectively, relating to the LTIP and restricted stock issued to non-employee members of the Board of Directors.

At June 30, 2012, the Company had approximately 21 million common shares reserved for issuance in connection with its stock incentive plans.

NOTE 13. Shareholders' Protection Rights Agreement

On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders' Right for each common share outstanding on February 17, 2007 in relation to the Company's Shareholders' Protection Rights Agreement. As of June 30, 2012, 149,630,598 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company's common shares, all holders of Shareholders' Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders' Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders' Right for one common share. The Shareholders' Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders' Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders' Rights will cause substantial dilution to the person attempting the business combination. The Shareholders' Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders' Rights may be redeemed.

NOTE 14. Research and Development

Research and development costs amounted to $365,703 in 2012, $359,456 in 2011 and $316,181 in 2010. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $43,658 in 2012, $61,327 in 2011 and $40,277 in 2010. These costs are included in the total research and development cost for each of the respective years.

NOTE 15. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, long-term investments, and accounts receivable, net as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, accounts receivable, net, accounts payable, trade and notes payable approximate fair value. The carrying value of long-term debt (excluding capital leases) was $1,728,983 and $1,765,892 at June 30, 2012 and June 30, 2011, respectively, and was estimated to have a fair value of $2,005,887 and $1,902,221 at June 30, 2012 and June 30, 2011, respectively. The fair value of long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

The Company utilizes derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign denominated debt designated as net investment hedges, to manage foreign currency transaction and translation risk. The derivative financial instrument contracts are with major investment grade financial institutions and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company's Euro bonds and Japanese Yen credit facility have been designated as a hedge of the Company's net investment in certain foreign subsidiaries. The translation of the Euro bonds and Japanese Yen credit facility into U.S. dollars is recorded in accumulated other comprehensive income (loss) and remains there until the underlying net investment is sold or substantially liquidated.

Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Derivatives consist of forward exchange, costless collar and cross-currency swap contracts the fair value of which is calculated using market observable inputs including both spot and forward prices for the same underlying currencies. The fair value of the cross-currency swap contracts is calculated using a present value cash flow model that has been adjusted to reflect the credit risk of either the Company or the counterparty.

Gains or losses on derivatives that are not hedges are adjusted to fair value through the cost of sales caption in the Consolidated Statement of Income. Gains or losses on derivatives that are hedges are adjusted to fair value through accumulated other comprehensive income (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings.

The location and fair value of derivative financial instruments reported in the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2012	2011
Net investment hedges			
Cross-currency swap contracts	Other liabilities	**$2,008**	$36,582
Cash flow hedges			
Costless collar contracts	Accounts receivable	**2,466**	638
Forward exchange contracts	Accounts receivable	**1,887**	—
Costless collar contracts	Other accrued liabilities	**552**	2,979

The fair values at June 30, 2012 and 2011 are classified within Level 2 of the fair value hierarchy. There are no other financial assets or liabilities that are marked to market on a recurring basis. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset or financial liability is warranted.

The cross-currency swap contracts have been designated as hedging instruments. The forward exchange and costless collar contracts have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.

Gains (losses) on derivative financial instruments that were recorded in the Consolidated Statement of Income are as follows:

	2012	2011	2010
Forward exchange contracts	**$(4,156)**	$19,048	$ —
Costless collar contracts	**5,111**	(6,624)	(4,897)

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet are as follows:

	2012	2011
Cross-currency swap contracts	**$21,359**	$(22,600)
Foreign denominated debt	**22,039**	(50,581)

There was no ineffectiveness of the cross-currency swap contracts or foreign denominated debt, nor were any portion of these financial instruments excluded from the effectiveness testing, during 2012, 2011 and 2010.

NOTE 16. Contingencies

The Company is involved in various litigation matters arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

ENVIRONMENTAL – The Company is currently responsible for environmental remediation at various manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

As of June 30, 2012, the Company had a reserve of $11,889 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties.

The Company's estimated total liability for environmental matters ranges from a minimum of $11.9 million to a maximum of $71.5 million. The largest range for any one site is approximately $6.1 million. The actual costs to be incurred by the Company will be dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or other third-party recoveries.

NOTE 17. Quarterly Information (Unaudited)

2012	1st	2nd	3rd	4th	Total
Net sales	**$3,233,881**	**$3,106,832**	**$3,393,563**	**$3,411,666**	**$13,145,942**
Gross profit	**819,439**	**725,510**	**803,248**	**839,408**	**3,187,605**
Net income attributable to common shareholders	**297,018**	**240,766**	**312,074**	**301,965**	**1,151,823**
Diluted earnings per share	**1.91**	**1.56**	**2.01**	**1.96**	**7.45**

2011	1st	2nd	3rd	4th	Total
Net sales	$2,829,273	$2,866,664	$3,240,103	$3,409,830	$12,345,870
Gross profit	691,399	670,936	777,020	819,058	2,958,413
Net income attributable to common shareholders	247,171	230,180	279,589	292,190	1,049,130
Diluted earnings per share	1.51	1.39	1.68	1.79	6.37

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

NOTE 18. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Total
2012	**High**	**$92.01**	**$85.84**	**$91.47**	**$89.45**	**$92.01**
	Low	**60.36**	**59.26**	**76.92**	**71.90**	**59.26**
	Dividends	**0.37**	**0.37**	**0.39**	**0.41**	**1.54**
2011	High	$72.12	$87.36	$95.00	$99.40	$99.40
	Low	54.26	67.52	82.80	83.65	54.26
	Dividends	0.27	0.29	0.32	0.37	1.25
2010	High	$55.89	$59.36	$66.71	$72.50	$72.50
	Low	39.53	49.36	53.50	55.18	39.53
	Dividends	0.25	0.25	0.25	0.26	1.01

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Parker-Hannifin Corporation

We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended June 30, 2012. We also have audited the Company's *internal control over financial* reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker-Hannifin Corporation and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Deloitte & Touche LLP
Cleveland, Ohio
August 24, 2012

Management's Report on Internal Control Over Financial Reporting

Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control – Integrated Framework." We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2012.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2012, which is included herein.

Donald E. Washkewicz
Chairman,
Chief Executive Officer
and President

Jon P. Marten
Executive Vice President – Finance & Administration
and Chief Financial Officer

Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the future performance and earnings projections of the Company, including its individual segments, may differ materially from current expectations, depending on economic conditions within its mobile, industrial and aerospace markets, and the Company's ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, actions taken to combat the effects of the current economic environment, and growth, innovation and global diversification initiatives. A change in the economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

- changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition, changes in contract cost and revenue estimates for new development programs, and changes in product mix,
- ability to identify acceptable strategic acquisition targets,
- uncertainties surrounding timing, successful completion or integration of acquisitions,
- ability to realize anticipated cost savings from business realignment activities,
- threats associated with and efforts to combat terrorism,
- uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals,
- competitive market conditions and resulting effects on sales and pricing,
- increases in raw material costs that cannot be recovered in product pricing,
- the Company's ability to manage costs related to insurance and employee retirement and health care benefits, and
- global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability.

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2012, and undertakes no obligation to update them unless otherwise required by law.

Eleven-Year Financial Summary

	2012	2011	2010	2009
Net sales	$13,145,942	$12,345,870	$9,993,166	$10,309,015
Cost of sales	9,958,337	9,387,457	7,847,067	8,181,348
Selling, general and administrative expenses	1,519,316	1,467,773	1,277,080	1,290,379
Goodwill impairment loss				
Interest expense	92,790	99,704	103,599	112,071
Income taxes	421,206	356,751	198,452	172,939
Income - continuing operations	1,151,823	1,049,130	554,065	508,515
Net income attributable to common shareholders	1,151,823	1,049,130	554,065	508,515
Basic earnings per share - continuing operations	7.62	6.51	3.44	3.15
Diluted earnings per share - continuing operations	7.45	6.37	3.40	3.13
Basic earnings per share	7.62	6.51	3.44	3.15
Diluted earnings per share	$ 7.45	$ 6.37	$ 3.40	$ 3.13
Average number of shares outstanding - Basic	151,222	161,126	160,910	161,564
Average number of shares outstanding - Diluted	154,665	164,798	162,902	162,719
Cash dividends per share	$ 1.540	$ 1.250	$ 1.010	$ 1.000
Net income attributable to common shareholders as a percent of net sales	8.8%	8.5%	5.5%	4.9%
Return on average assets	10.4%	10.1%	5.6%	5.0%
Return on average shareholders' equity	22.4%	21.5%	12.8%	10.7%
Book value per share	$ 32.72	$ 34.71	$ 27.09	$ 26.59
Working capital	$ 2,012,101	$ 1,914,213	$1,383,905	$ 1,118,027
Ratio of current assets to current liabilities	1.8	1.8	1.6	1.6
Plant and equipment, net	$ 1,719,968	$ 1,797,179	$1,697,881	$ 1,880,554
Total assets	11,170,282	10,886,805	9,910,382	9,855,902
Long-term debt	1,503,946	1,691,086	1,413,634	1,839,705
Shareholders' equity	$ 4,896,515	$ 5,383,854	$4,367,965	$ 4,268,199
Debt to debt-shareholders' equity percent	26.1%	24.7%	28.9%	35.2%
Depreciation	$ 210,508	$ 229,238	$ 245,295	$ 252,599
Capital expenditures	$ 218,817	$ 207,294	$ 129,222	$ 270,733
Number of employees	59,331	58,409	54,794	51,639
Number of shares outstanding at year-end	149,631	155,091	161,256	160,489


13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
02 03 04 05 06 07 08 09 10 11 12

Net Sales
Millions of Dollars


1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
02 03 04 05 06 07 08 09 10 11 12

Net Income Attributable To Common Shareholders
Millions of Dollars


9.00
8.25
7.50
6.75
6.00
5.25
4.50
3.75
3.00
2.25
1.50
0.75
02 03 04 05 06 07 08 09 10 11 12

Diluted Earnings Per Share
Dollars

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

2008	2007	2006	2005	2004	2003	2002
$12,145,605	$10,718,059	$9,385,888	$8,068,805	$6,887,596	$6,222,452	$6,149,122
9,339,072	8,272,949	7,367,618	6,391,477	5,577,888	5,165,523	5,116,570
1,364,082	1,226,861	1,036,646	860,278	765,570	687,455	686,485
				1,033		39,516
98,996	83,414	75,763	66,869	73,144	81,249	82,484
377,058	329,236	261,682	205,105	140,871	97,246	87,886
949,466	830,046	638,276	533,166	332,085	189,362	130,150
949,466	830,046	673,167	604,692	345,783	196,272	130,150
5.64	4.75	3.57	2.99	1.88	1.09	.75
5.53	4.68	3.52	2.95	1.86	1.08	.75
5.64	4.75	3.76	3.39	1.96	1.13	.75
$ 5.53	$ 4.68	$ 3.71	$ 3.35	$ 1.94	$ 1.12	$ .75
168,285	174,643	178,817	178,193	176,562	174,573	173,114
171,644	177,495	181,326	180,674	178,509	175,343	174,092
$ .840	$ .692	$ .612	$ .520	$ .507	$ .493	$ .480
7.8%	7.7%	7.2%	7.5%	5.0%	3.2%	2.1%
10.1%	10.0%	9.0%	9.3%	5.7%	3.4%	2.3%
19.1%	18.5%	17.8%	19.1%	12.6%	7.7%	5.1%
$ 31.35	$ 27.14	$ 23.64	$ 18.76	$ 16.83	$ 14.42	$ 14.84
$ 1,912,369	$ 1,460,930	$ 1,457,873	$ 1,454,883	$1,260,036	$ 950,286	$ 875,781
1.9	1.8	1.9	2.1	2.0	1.7	1.6
$ 1,926,522	$ 1,736,372	$ 1,693,794	$ 1,581,348	$1,574,988	$ 1,641,532	$1,696,965
10,386,854	8,441,413	8,173,432	6,860,703	6,194,701	5,938,209	5,752,583
1,952,452	1,089,916	1,059,461	938,424	953,796	966,332	1,088,883
$ 5,251,553	$ 4,712,680	$4,240,904	$ 3,340,157	$2,982,454	$ 2,520,911	$2,583,516
28.3%	21.4%	21.1%	22.5%	24.9%	35.6%	36.8%
$ 257,570	$ 245,058	$ 245,681	$ 245,206	$ 239,106	$ 246,267	$ 231,235
$ 280,327	$ 237,827	$ 198,113	$ 154,905	$ 138,291	$ 156,342	$ 206,564
61,722	57,338	57,073	50,019	47,433	46,787	48,176
167,512	173,618	179,417	178,034	177,252	174,789	174,077


12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
02 03 04 05 06 07 08 09 10 11 12

Total Assets
Millions of Dollars


6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
02 03 04 05 06 07 08 09 10 11 12

Long-Term Debt
Millions of Dollars


12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
02 03 04 05 06 07 08 09 10 11 12

Shareholders' Equity
Millions of Dollars

Corporate Management

MANAGEMENT COMMITTEE



DONALD E. WASHKEWICZ
Chairman, Chief Executive Officer and President
Age: 62
Years of Parker service: 40



LEE C. BANKS
Executive Vice President and Operating Officer
Age: 49
Years of Parker service: 20



ROBERT P. BARKER [1]
Executive Vice President and Operating Officer
Age: 62
Years of Parker service: 39



JON P. MARTEN
Executive Vice President – Finance & Administration and Chief Financial Officer
Age: 56
Years of Parker service: 25



DANIEL S. SERBIN
Executive Vice President – Human Resources
Age: 58
Years of Parker service: 32

GROUP PRESIDENTS & OFFICERS



THOMAS F. HEALY
Vice President and President – Climate & Industrial Controls Group
Age: 52
Years of Parker service: 29



KURT A. KELLER [3]
Vice President and President – Asia Pacific Group
Age: 54
Years of Parker service: 32



A. RICARDO MACHADO
Vice President and President – Latin America Group
Age: 64
Years of Parker service: 19



PETER POPOFF
Vice President and President – Filtration Group
Age: 60
Years of Parker service: 33



ANDREW D. ROSS [4]
Vice President and President – Seal Group
Age: 45
Years of Parker service: 13

CORPORATE OFFICERS



PAMELA J. HUGGINS
Vice President and Treasurer
Age: 58
Years of Parker service: 28



M. CRAIG MAXWELL
Vice President – Technology and Innovation
Age: 54
Years of Parker service: 16



THOMAS A. PIRAINO, JR.
Vice President, General Counsel and Secretary
Age: 63
Years of Parker service: 30



CATHERINE A. SUEVER
Vice President and Controller
Age: 53
Years of Parker service: 25

GROUP PRESIDENTS & OFFICERS



THOMAS L. WILLIAMS
Executive Vice President
and Operating Officer
Age: 53
Years of Parker service: 9



ROBERT W. BOND
Vice President and President –
Fluid Connectors Group
Age: 54
Years of Parker service: 35



YOON "MICHAEL" CHUNG [2]
Vice President and President –
Automation Group
Age: 49
Years of Parker service: 26



JEFFERY A. CULLMAN
Vice President and President –
Hydraulics Group
Age: 57
Years of Parker service: 34



JOHN R. GRECO
Vice President and President –
Instrumentation Group
Age: 58
Years of Parker service: 36



CHARLY SAULNIER
Vice President and President –
Europe, Middle East
and Africa Group
Age: 64
Years of Parker service: 42



ROGER S. SHERRARD [5]
Vice President and President –
Aerospace Group
Age: 46
Years of Parker service: 23

CORPORATE OFFICERS



JOHN G. DEDINSKY, JR.
Vice President –
Global Supply Chain
and Procurement
Age: 55
Years of Parker service: 33



WILLIAM G. ELINE
Vice President –
Chief Information Officer
Age: 56
Years of Parker service: 33



WILLIAM R. HOELTING
Vice President – Tax
Age: 55
Years of Parker service: 24

(1) On June 30, 2012, Mr. Barker was Executive Vice President, Operating Officer and President – Aerospace Group. Following the announcement of his planned retirement, effective July 1,2012, he was elected to continue to serve as Executive Vice President and Operating Officer to assist with his successor's transition.

(2) On June 30, 2012, Mr. Chung was Vice President and President – Asia Pacific Group. He was elected Vice President and President – Automation Group effective July, 1, 2012.

(3) On June 30, 2012, Mr. Keller was Vice President and President – Seal Group. He was elected Vice President and President – Asia Pacific Group effective July 1, 2012.

(4) On June 30, 2012, Mr. Ross was Vice President of Operations of the Hydraulics Group. He was elected Vice President and President – Seal Group effective July 1, 2012.

(5) On June 30, 2012, Mr. Sherrard was Vice President and President – Automation Group. He was elected Vice President and President – Aerospace Group effective July 1, 2012.

Board of Directors

CHAIRMAN OF THE BOARD



DONALD E. WASHKEWICZ
Chairman, Chief Executive Officer
and President
Parker Hannifin Corporation
Age: 62, Director since 2000
Chairman since 2004

DIRECTORS



ROBERT G. BOHN 1, 3
Former Chairman of the Board
and Chief Executive Officer (retired)
Oshkosh Corporation
(specialty vehicles)
Age: 59, Director since 2010



LINDA S. HARTY 1, 4
Treasurer
Medtronic, Inc.
(medical technology)
Age: 52, Director since 2007



WILLIAM E. KASSLING 1, 4
Chairman of the Board
Wabtec Corporation
(services for the rail industry)
Age: 68, Director since 2001



ROBERT J. KOHLHEPP 2, 3
Chairman of the Board
Cintas Corporation
(uniform rental)
Age: 68, Director since 2002



KLAUS-PETER MÜLLER 3, 4
Chairman of the Supervisory Board
Commerzbank AG
(international banking)
Age: 67, Director since 1998



CANDY M. OBOURN 2, 3
Chairman
Isoflux Incorporated
(coatings technologies)
Age: 62, Director since 2002



JOSEPH M. SCAMINACE 2, 3
Chief Executive Officer, President
and Director
OM Group, Inc.
(metal-based specialty chemicals)
Age: 59, Director since 2004



WOLFGANG R. SCHMITT 1, 2
Chief Executive Officer
Trends 2 Innovation
(strategic growth consultants)
Age: 68, Director since 1992



ÅKE SVENSSON 1, 4
Director General
Association of Swedish
Engineering Industries
Age: 60, Director since 2010



JAMES L. WAINSCOTT 2, 4
Chairman, Chief Executive Officer
and President
AK Steel Holding Corporation
(steel producer)
Age: 55, Director since 2009

COMMITTEES OF THE BOARD

(1) **AUDIT**
Chair: L. S. Harty

(2) **HUMAN RESOURCES AND COMPENSATION**
Chair: C. M. Obourn

(3) **CORPORATE GOVERNANCE AND NOMINATING**
Chair: R. J. Kohlhepp

(4) **FINANCE**
Chair: J. L. Wainscott

JamesDruryPartners

THE WEIGHT OF AMERICA'S BOARDS
Ranking America's 500 Largest Public Corporations by the Governance Capacity of Their Boards
2012 Edition

AVERAGE DIRECTOR WEIGHT
Measuring the strength of business acumen of the average director on the board.

Parker
RANKING #1

Corporate Information

ETHICAL CONDUCT
Observing high ethical standards has contributed to Parker Hannifin's reputation for excellence. Parker Hannifin's Code of Conduct requires compliance with all applicable laws, while acting with honesty, fairness and integrity. Parker Hannifin is committed to meeting its ethical obligations to customers and suppliers, fellow employees, shareholders and the public.

EQUAL OPPORTUNITY
Parker Hannifin is an affirmative action/equal opportunity employer that extends its commitment beyond equal opportunity and nondiscriminatory practices to take positive steps to create an inclusive and empowered employee environment.

It is the policy of Parker Hannifin to provide all employees with a working environment free from all forms of discrimination and harassment. Parker Hannifin will not tolerate discrimination or harassment against any person for any reason.

Parker Hannifin's policy is to make all employment decisions on the basis of an individual's job related qualifications, abilities, and performance – not on the basis of personal characteristics unrelated to successful job performance.

ANNUAL MEETING
The 2012 Annual Meeting of Shareholders will be held on Wednesday, October 24, 2012, at Parker Hannifin Global Headquarters, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141, at 9:00 a.m. EDT.
Telephone 216 896 3000.

FORM 10-K
Shareholders may request a free copy of Parker Hannifin's Annual Report to the Securities and Exchange Commission on Form 10-K by writing to the Secretary, Parker Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141.

TRANSFER AGENT & REGISTRAR
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800 468 9716

www.wellsfargo.com/shareownerservices

DIVIDEND REINVESTMENT PLAN
Parker Hannifin provides a Dividend Reinvestment Plan for its shareholders. Under the Plan, Parker Hannifin pays all bank service charges and brokerage commissions. Supplemental cash payments are also an option. For information, contact:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800 468 9716

www.wellsfargo.com/shareownerservices

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche, LLP, Cleveland, Ohio

PARKER HANNIFIN CORPORATION
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216 896 3000

PRODUCT INFORMATION & DISTRIBUTOR LOCATIONS
North America:
1-800-C-PARKER (1 800 272 7537)

Europe:
00800-C-PARKER-H (0800 2727 5374)

STOCK INFORMATION
New York Stock Exchange
Ticker symbol: PH
On the Internet at:
www.phstock.com

PH LISTED NYSE

WORLDWIDE CAPABILITIES
Parker Hannifin is the world's leading diversified manufacturer of motion and control technologies and systems. The company's engineering expertise spans the core motion technologies – electromechanical, hydraulic and pneumatic – with a full complement of fluid handling, filtration, sealing and shielding, climate control, process control and aerospace technologies. The company partners with its customers to increase their productivity and profitability.

See our capabilities online at: www.parker.com

INVESTOR CONTACT
Pamela J. Huggins
Vice President and Treasurer
216 896 2240, phuggins@parker.com

MEDIA CONTACT
Christopher M. Farage, Ph.D.
Vice President, Communications
and External Affairs
216 896 3000, cfarage@parker.com

CAREER OPPORTUNITIES
Search for job openings and apply online at:
www.parker.com/careers

Comparison of 5-Year Cumulative Total Return*

Among Parker-Hannifin Corporation, the S&P 500 Index and the S&P Industrial Machinery Index



Parker-Hannifin Corporation
S&P 500
S&P Industrial Machinery
150
120
90
60
6/07
6/08
6/09
6/10
6/11
6/12

	2007	2008	2009	2010	2011	2012
Parker-Hannifin Corporation	**100.00**	**110.50**	**68.11**	**89.52**	**147.11**	**128.47**
S&P 500	100.00	86.88	64.10	73.35	95.87	101.09
S&P Industrial Machinery	100.00	92.32	64.60	82.20	122.60	111.01

* $100 invested on 6/30/07 in stock or index – including reinvestments of dividends. Fiscal year ending June 30.

Fluid Connectors



Key Markets

erial lift
griculture
ulk chemical handling
onstruction machinery
ood & beverage
uel & gas delivery
idustrial machinery
ife sciences
Marine
Mining
Mobile
Oil & gas
Renewable energy
ransportation

Key Products

Check valves
Connectors for low pressure fluid conveyance
Deep sea umbilicals
Diagnostic equipment
Hose couplings
ndustrial hose
Mooring systems & power cables
PTFE hose & tubing
Quick couplings
Rubber & thermoplastic hose
Tube fittings & adapters
Tubing & plastic fittings

Hydraulics



Key Markets

Aerial lift
Agriculture
Construction machinery
Forestry
Industrial machinery
Machine tools
Marine
Material handling
Mining
Oil & gas
Power generation
Refuse vehicles
Renewable energy
Truck hydraulics
Turf equipment

Key Products

Accumulators
Cartridge valves
Electrohydraulic actuators
Electronic displays
Electronic I/O controllers
Hybrid drives
Hydraulic cylinders
Hydraulic motors & pumps
Hydraulic systems
Hydraulic valves & controls
Hydrostatic steering
Integrated hydraulic circuits
Power take-offs
Power units
Rotary actuators
Sensors
Telematic controllers

Instrumentation



Key Markets

Alternative fuels
Biopharmaceuticals
Chemical & refining
Food & beverage
Life sciences
Microelectronics
Nuclear power
Oil & gas
Pharmaceuticals
Power generation
Pulp & paper
Steel
Water/wastewater

Key Products

Analytical instruments
Analytical sample conditioning products & systems
Chemical injection fittings & valves
Fluoropolymer chemical delivery fittings, valves & pumps
High pressure fittings, valves, pumps & systems
High purity gas delivery fittings, valves, regulators & digital flow controllers
Industrial mass flow meters/ controllers
Precision industrial regulators & flow controllers
Process control fittings, valves, regulators & manifold valves

Seal



Key Markets

Aerospace
Chemical processing
Consumer
Fluid power
General industrial
Information technology
Life sciences
Microelectronics
Military
Oil & gas
Power generation
Renewable energy
Telecommunications
Transportation

Key Products

Dynamic seals
Elastomeric o-rings
Electro-medical instrument design & assembly
EMI shielding
Extruded & precision-cut, fabricated elastomeric seals
High temperature metal seals
Homogeneous & inserted elastomeric shapes
Medical device fabrication & assembly
Metal & plastic retained composite seals
Shielded optical windows
Silicone tubing & extrusions
Thermal management
Vibration dampening

Parker's Motion & Control Product Groups

Aerospace



Key Markets

Aftermarket services
Commercial transports
Engines
General & business aviation
Helicopters
Launch vehicles
Military aircraft
Missiles
Power generation
Regional transports
Unmanned aerial vehicles

Key Products

Control systems & actuation products
Engine systems & components
Fluid conveyance systems & components
Fluid metering, delivery & atomization devices
Fuel systems & components
Fuel tank inerting systems
Hydraulic systems & components
Thermal management
Wheels & brakes

Automation



Key Markets

Conveyor & material handling
Factory automation
Food & beverage
Life sciences & medical
Machine tools
Packaging machinery
Paper machinery
Plastics machinery
Primary metals
Renewable energy
Safety & security
Semiconductor & electronics
Transportation & automotive

Key Products

AC/DC drives & systems
Air preparation
Electric actuators, gantry robots & slides
Human machine interfaces
Inverters
Manifolds
Miniature fluidics
Pneumatic actuators & grippers
Pneumatic valves & controls
Rotary actuators
Stepper motors, servo motors, drives & controls
Structural extrusions
Vacuum generators, cups & sensors

Climate & Industrial Controls



Key Markets

Agriculture
Air conditioning
Construction machinery
Food & beverage
Industrial machinery
Life sciences
Oil & gas
Precision cooling
Process
Refrigeration
Transportation

Key Products

Accumulators
CO_2 controls
Electronic controllers
Filter driers
Hand shut-off valves
Heat exchangers
Hose & fittings
Pressure regulating valves
Refrigerant distributors
Safety relief valves
Solenoid valves
Thermostatic expansion valves

Filtration



Key Markets

Aerospace
Food & beverage
Industrial & plant equipment
Life sciences
Marine
Mobile
Oil & gas
Power generation & renewable energy
Transportation
Water purification

Key Products

Analytical gas generators
Compressed air & gas filters & dryers
Engine air, coolant, fuel & oil filtration systems
Filtration & purification systems
Fluid condition monitoring systems
Hydraulic & lubrication filters
Instrumentation filters
Membrane & fiber filters
Nitrogen & hydrogen generators
Sterile air filtration
Water desalination & purification filters & systems

PH
LISTED
NYSE